SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of May 2012

Commission File Number 0-16174

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

(Translation of registrant’s name into English)

5 Basel Street, P.O. Box 3190

Petach Tikva 49131 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Exhibits

Exhibit No.	Description

2.1	Senior Unsecured Fixed Rate Japanese Yen Term Loan Credit Agreement dated as of March 28, 2012 among Teva Pharmaceutical Industries Limited, as Guarantor, Teva Holdings GK, as Initial Borrower, Sumitomo Mitsui Banking Corporation, as Administrative Agent, Mizuho corporate bank, Ltd. and Sumitomo Mitsui Banking Corporation, Brussels Branch as Coordinators.

EX-101.INS	XBRL Taxonomy Instance Document

EX-101.SCH	XBRL Taxonomy Extension Schema Document

EX-101.CAL	XBRL Taxonomy Calculation Linkbase Document

EX-101.DEF	XBRL Taxonomy Extension Definition Linkbase Document

EX-101.LAB	XBRL Taxonomy Label Linkbase Document

EX-101.PRE	XBRL Taxonomy Presentation Linkbase Document

INTRODUCTION AND USE OF CERTAIN TERMS

Unless otherwise indicated or the context otherwise requires, all references to the “Company,” “we,” “our” and “Teva” refer to Teva Pharmaceutical Industries Limited and its subsidiaries and references to “revenues” refer to “net revenues” . References to “U.S. dollars,” “U.S.$” and “$” are to the lawful currency of the United States of America, and references to “NIS” are to new Israeli shekels. Market share data is based on information provided by IMS Health Inc., a leading provider of market research to the pharmaceutical industry (“IMS”), unless otherwise stated. References to “ROW” are to our “Rest Of the World” markets. References to “P&G” are to The Procter & Gamble Company, and references to “PGT” are to PGT Healthcare, the joint venture we formed with P&G in November 2011.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

CONSOLIDATED STATEMENTS OF INCOME

(U.S. dollars in millions, except share and per share data)

(Unaudited)

	Three months ended
	March 31,
	2012	2011
Net revenue	$5,102	$4,080
Cost of sales	2,493	1,892

Gross profit	2,609	2,188
Research and development expenses – net	292	239
Selling and marketing expenses	928	832
General and administrative expenses	312	221
Legal settlements, acquisition, restructuring and other expenses and impairment	149	29

Operating income	928	867
Financial expenses – net	70	38

Income before income taxes	858	829
Provision (benefit) for income taxes	(9)	49
Share in losses of associated companies – net	12	15

Net income	855	765
Net income (loss) attributable to non-controlling interests	(4)	4

Net income attributable to Teva	$859	$761

Earnings per share attributable to Teva:
Basic	$0.98	$0.85

Diluted	$0.97	$0.84

Weighted average number of shares (in millions):
Basic	880	897

Diluted	882	902

The accompanying notes are an integral part of the condensed financial statements.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(U.S. dollars in millions; unaudited)

	Three months ended March 31,
	2012	2011
Net income	$855	$765
Other comprehensive income (loss), net of tax:
Currency translation adjustment	772	944
Unrealized loss on derivative financial instruments	(68)	(31)
Unrealized gain from available-for-sale securities	30	—

Total comprehensive income	1,589	1,678
Comprehensive income (loss) attributable to the non-controlling interests	1	(5)

Comprehensive income attributable to Teva	$1,590	$1,673

The accompanying notes are an integral part of the condensed financial statements.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

CONSOLIDATED BALANCE SHEETS

(U.S. dollars in millions)

	March 31,	December 31,
	2012	2011
	Unaudited	Audited
ASSETS
Current assets:
Cash and cash equivalents	$1,062	$1,096
Accounts receivable	6,056	6,213
Inventories	5,332	5,012
Deferred taxes and other current assets	2,517	2,132

Total current assets	14,967	14,453
Long-term investments and receivables	1,044	991
Deferred taxes, deferred charges and other assets	163	142
Property, plant and equipment, net	6,083	5,947
Identifiable intangible assets, net	9,500	10,316
Goodwill	18,713	18,293

Total assets	$50,470	$50,142

LIABILITIES AND EQUITY
Current liabilities:
Short-term debt and current maturities of long term liabilities	$3,834	$3,749
Convertible senior debentures - short term	531	531
Sales reserves and allowances	4,532	4,428
Accounts payable and accruals	3,199	3,572
Other current liabilities	1,531	1,396

Total current liabilities	13,627	13,676
Long-term liabilities:
Deferred income taxes	2,210	2,610
Other taxes and long term payables	1,276	1,277
Senior notes and loans	10,157	10,236

Total long term liabilities	13,643	14,123

Contingencies, see note 13
Total liabilities	27,270	27,799

Equity:
Teva shareholders’ equity:
Ordinary shares of NIS 0.10 par value per share; March 31, 2012 and December 31, 2011: authorized 2,500 million shares; issued 942 million shares	50	50
Additional paid-in capital	13,404	13,374
Retained earnings	11,910	11,284
Accumulated other comprehensive income (loss)	142	(589)
Treasury shares as of March 31, 2012 and December 31, 2011 — 71 million ordinary shares and 59 million ordinary shares, respectively	(2,455)	(1,924)

	23,051	22,195

Non-controlling interests	149	148

Total equity	23,200	22,343

Total liabilities and equity	$50,470	$50,142

The accompanying notes are an integral part of the condensed financial statements.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. dollars in millions)

(Unaudited)

	Three months ended
	March 31,
	2012	2011
Operating activities:
Net income	$855	$765
Adjustments to reconcile net income to net cash provided by operations:
Depreciation and amortization	519	266
Deferred income taxes – net and uncertain tax positions	(406)	(50)
Net change in working capital items	(281)	(23)
Impairment of long lived assets	87	11
Stock-based compensation	20	23
Gain from sale of long lived assets and investments	(1)	(59)
Other non-cash items	(37)	(33)

Net cash provided by operating activities	756	900

Investing activities:
Purchases of property, plant and equipment	(274)	(234)
Proceeds from sales of long lived assets and investments	126	85
Purchases of investments and other assets	(8)	(71)
Acquisitions of subsidiaries, net of cash acquired	—	(446)
Other investing activities	(38)	(10)

Net cash used in investing activities	(194)	(676)

Financing activities:
Purchases of treasury shares	(533)	(400)
Dividends paid	(174)	(203)
Net change in short-term credit	143	(102)
Repayment of long-term loans and other long-term liabilities	(61)	(25)
Proceeds from exercise of options by employees	12	23
Redemption of convertible debentures	—	(814)
Proceeds from senior notes, net of issuance costs of $2 million	—	748
Other financing activities	—	3

Net cash used in financing activities	(613)	(770)

Translation adjustment on cash and cash equivalents	17	19

Net change in cash and cash equivalents	(34)	(527)
Balance of cash and cash equivalents at beginning of period	1,096	1,248

Balance of cash and cash equivalents at end of period	$1,062	$721

The accompanying notes are an integral part of the condensed financial statements.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes To Condensed Consolidated Financial Statements

(Unaudited)

NOTE 1 – Basis of presentation:

The accompanying unaudited condensed consolidated financial statements have been prepared on the same basis as the annual consolidated financial statements. In the opinion of management, the financial statements reflect all adjustments, which include only normal recurring adjustments, necessary to present fairly the financial position and results of operations of Teva Pharmaceutical Industries Limited (“Teva” or the “Company”). These consolidated financial statements and notes thereto are unaudited and should be read in conjunction with the Company’s audited financial statements included in its Annual Report on Form 20-F for the year ended December 31, 2011, as filed with the Securities and Exchange Commission. The results of operations for the three months ended March 31, 2012 are not necessarily indicative of results that could be expected for the entire fiscal year.

NOTE 2 – Certain transactions:

Cephalon acquisition

On October 14, 2011, Teva acquired Cephalon, Inc. (“Cephalon”) for total cash consideration of $6.5 billion. Cephalon is a global biopharmaceutical company with a strong marketed portfolio and a pipeline of branded products. The acquisition diversified Teva’s branded portfolio and enhanced Teva’s late-stage innovative pipeline.

The acquisition was financed by borrowing under credit facilities and by the issuance of a long term debt.

Cephalon’s results of operations and balance sheet were included in Teva’s consolidated reports commencing October 2011.

At the closing, Cephalon had contingent consideration liabilities related to future milestones payments due to several acquisitions in an aggregate fair value amount of $171 million.

The table below summarizes the estimates of the fair value of assets acquired and liabilities assumed and resulting goodwill as of the acquisition date. These estimates are subject to revision, which may result in significant adjustments to the values presented below, when the appraisals are finalized.

The primary areas of the preliminary purchase price allocation that are not yet finalized relate to the fair values of intangible assets acquired and liabilities assumed, income taxes and resulting goodwill. We expect to obtain information to assist us in determining the fair value of the net assets acquired at the acquisition date during the measurement period.

The appraisals of the fair value of assets acquired and liabilities assumed and resulting goodwill are anticipated to be finalized no later than October 2012.

U.S. $ in millions
Current assets	$2,856
Investment and non-current assets	505
Property, plant and equipment	385
Identifiable intangible assets:
Existing product rights and trade name	2,625
Research and development in-process	1,269
Goodwill	3,085

Total assets acquired	10,725

Current liabilities	761
Short term debt	2,082
Long-term liabilities, including deferred taxes	1,121
Contingent consideration	171

Total liabilities assumed	4,135

Non controlling interest	79

Net assets acquired	$6,511

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes To Condensed Consolidated Financial Statements – (Continued)

(Unaudited)

The adjustments for identifiable intangible assets during the measurement period reflect changes in the estimated fair value of certain acquired intangibles, principally in-process research and developed assets, primarily to better reflect market participant assumptions about facts and circumstances existing as of the acquisition date. The adjustments did not result from intervening events subsequent to the acquisition date.

The adjustments during the measurement period did not have a significant impact on Teva’s consolidated statements of income, balance sheets or cash flows and, therefore, we have not retrospectively adjusted our financial statements.

NOTE 3 – Inventories:

Inventories consisted of the following:

	March 31, 2012	December 31, 2011
	U.S. $ in millions
	Unaudited	Audited
Finished products	$2,690	$2,502
Raw and packaging materials	1,666	1,589
Products in process	823	781
Materials in transit and payments on account	153	140

	$5,332	$5,012

NOTE 4 – Earnings per share:

Basic earnings per share is computed by dividing net income attributable to Teva by the weighted average number of ordinary shares outstanding during the period, net of treasury shares.

In computing diluted earnings per share for the three months ended March 31, 2012 and 2011, respectively, basic earnings per share was adjusted to take into account the potential dilution that could occur upon: (i) the exercise of options and non-vested restricted stock units (“RSUs”) granted under employee stock compensation plans and one series of convertible senior debentures, using the treasury stock method; and (ii) the conversion of the remaining convertible senior debentures using the “if-converted” method, by adding to net income interest expense on the debentures and amortization of issuance costs, net of tax benefits, and by adding the weighted average number of shares issuable upon assumed conversion of the debentures.

In computing diluted earnings per share for the three months ended March 31, 2011, no account was taken of the potential dilution of the 1.75% convertible senior debentures due 2026, amounting to 2 million weighted average shares, since they had an anti-dilutive effect on earnings per share.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes To Condensed Consolidated Financial Statements – (Continued)

(Unaudited)

The net income and the weighted average number of shares used in the computation of basic and diluted earnings per share for the three months ended March 31, 2012 and 2011 are as follows:

	Three months ended March 31,
	2012		2011
	(in millions)
Net income attributable to Teva	$859		$761
Interest expense on convertible senior debentures and issuance costs, net of tax benefits	*		*

Net income used for the computation of diluted earnings per share	$859		$761

Weighted average number of shares used in the computation of basic earnings per share	880		897
Add:
Additional shares from the assumed exercise of employee stock options and unvested RSUs	2		3
Weighted average number of additional shares issued upon the assumed conversion of convertible senior debentures	*	*	2

Weighted average number of shares used in the computation of diluted earnings per share	882		902

*	Less than $0.5 million.
**	Less than 0.5 million.

NOTE 5 – Revenue recognition:

The Company recognizes revenues from product sales, including sales to distributors when persuasive evidence of an arrangement exists, delivery has occurred, the selling price is fixed or determinable and collectability is reasonably assured. This generally occurs when products are shipped and title and risk and rewards for the products are transferred to the customer.

Revenues from product sales are recorded net of provisions for estimated chargebacks, rebates, returns, cash discounts and other deductions, such as shelf stock adjustments, which can be reasonably estimated. When sales provisions are not considered reasonably estimable by Teva, the revenue is deferred to a future period when more information is available to evaluate the impact.

Provisions for chargebacks, rebates including Medicaid and other governmental program discounts, including those required by the U.S. health care reform, rebates and other promotional items, such as shelf stock adjustments, are included in “sales reserves and allowances” under “current liabilities”. These provisions are recognized concurrently with the sales of products. Provisions for doubtful debts and prompt payment discounts are netted against “accounts receivable.”

Calculations for these deductions from sales are based on historical experience and the specific terms in the individual agreements. Chargebacks and rebates are the largest components of sales reserves and allowances. Provisions for estimating chargebacks are determined using historical chargeback experience, or expected chargeback levels and wholesaler sales information for new products, which are compared to externally obtained distribution channel reports for reasonableness. Rebates are recognized based on contractual obligations in place at the time of sales with consideration given to relevant factors that may affect the payment as well as historical experience for estimated market activity. Shelf-stock adjustments are granted to customers based on the existing inventory of a customer following decreases in the invoice or contract price of the related product and are estimated based on expected market performance. Teva records a reserve for estimated sales returns by applying historical experience of customer returns to the amounts invoiced and the amount of returned products to be destroyed versus products that can be placed back in inventory for resale.

Revenue resulting from the achievement of milestone events stipulated in the agreements is recognized when the milestone is achieved. Milestones are based upon the occurrence of a substantive element specified in the contract or as a measure of substantive progress towards completion under the contract.

Revenues and other arrangements from licensees, sales of licensed products and technology, are recorded in accordance with the contract terms, when third-party sales can be reliably measured and collection of the funds is reasonably assured.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes To Condensed Consolidated Financial Statements – (Continued)

(Unaudited)

Sales reserves and allowances consisted of the following:

	March 31, 2012	December 31, 2011
	U.S. $ in millions
Rebates and other	$3,002	$2,950
Chargebacks	1,098	1,035
Returns	432	443

	$4,532	$4,428

NOTE 6 – Equity:

Share repurchase program

In December 2010, Teva’s board of directors authorized the Company to repurchase up to an aggregate of $1 billion of its ordinary shares/ADSs over a period of 12 months.

In December 2011, Teva’s board of directors authorized the Company to repurchase up to an aggregate of $3 billion of its ordinary shares/ADSs. This repurchase authorization has no time limit.

During the three months ended March 31, 2012 and 2011, Teva spent approximately $533 million and $400 million, respectively, to repurchase approximately 11.9 million and 7.9 million of its shares.

NOTE 7 – Entity-wide disclosure:

Revenues by geographic area were as follows:

	Three months ended March 31,
	2012	2011
	U.S. $ in millions
United States:
Generic	$1,219	$944
Branded	1,497	935
Others	36	3

Total United States	2,752	1,882
Europe*:
Generic	775	912
Branded	365	255
Others	176	177

Total Europe	1,316	1,344
Rest of World:
Generic	623	479
Branded	212	161
Others	199	214

Total Rest of World	1,034	854

Total revenues	$5,102	$4,080

*	All members of the European Union as well as Switzerland and Norway.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes To Condensed Consolidated Financial Statements – (Continued)

(Unaudited)

NOTE 8 – Fair value measurement:

The Company measures fair value and discloses fair value measurements for financial assets and liabilities. Fair value is based on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

The accounting standard establishes a fair value hierarchy that prioritizes observable and unobservable inputs used to measure fair value into three broad levels, which are described below:

Level 1: Quoted prices (unadjusted) in active markets that are accessible at the measurement date for assets or liabilities. The fair value hierarchy gives the highest priority to Level 1 inputs.

Level 2: Observable prices that are based on inputs not quoted on active markets, but corroborated by market data.

Level 3: Unobservable inputs are used when little or no market data is available. The fair value hierarchy gives the lowest priority to Level 3 inputs.

In determining fair value, the Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible and considers counterparty credit risk in its assessment of fair value.

Financial items carried at fair value as of March 31, 2012 and December 31, 2011 are classified in the tables below in one of the three categories described above:

	March 31, 2012
	U.S. $ in millions
	Level 1	Level 2	Level 3	Total
Cash and cash equivalents:
Money markets	$139	$—	$—	$139
Cash deposits and other	923	—	—	923
Marketable securities*:
Auction rate securities	—	—	30	30
Collateral debt obligations	4	—	1	5
Equity securities	550	—	—	550
Structured investment vehicles	—	94	—	94
Other	8	—	—	8
Derivatives **:

Liabilities derivatives - mainly options and forward contracts	—	(31)	—	(31)

Interest rate and cross-currency swaps (liabilities)	—	(91)	—	(91)
Asset derivatives—mainly options and forward contracts	—	40	—	40
Interest rate swaps (assets)	—	4	—	4
Contingent consideration in connection with Cephalon acquisition	—	—	(173)	(173)

Total	$1,624	$16	$(142)	$1,498

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes To Condensed Consolidated Financial Statements – (Continued)

(Unaudited)

	December 31, 2011
	U.S. $ in millions
	Level 1	Level 2	Level 3	Total
Cash and cash equivalents:
Money markets	$73	$—	$—	$73
Cash deposits and other	1,023	—	—	1,023
Marketable securities*:
Auction rate securities	—	—	31	31
Collateral debt obligations	4	—	1	5
Equity securities	505	—	—	505
Structured investment vehicles	—	91	—	91
Other—mainly debt securities	20	—	—	20
Derivatives **:
Liabilities derivatives—mainly options and forward contracts	—	(57)	—	(57)
Interest rate and cross—currency swaps (liabilities)	—	(53)	—	(53)
Assets derivatives—mainly options and forward contracts	—	17	—	17
Interest rate and cross-currency swaps (assets)	—	25	—	25
Contingent consideration in connection with Cephalon acquisition	—	—	(171)	(171)

Total	$1,625	$23	$(139)	$1,509

*	Marketable securities consist mainly of debt securities classified as available-for-sale and are recorded at fair value. The fair value of quoted securities is based on current market value (Level 1 input) or observable prices (Level 2 input). When securities do not have an active market or observable prices, fair value is determined using a valuation model (Level 3 input). This model is based on reference to other instruments with similar characteristics, or a discounted cash flow analysis, or other pricing models making use of market inputs and relying as little as possible on entity-specific inputs.
**	Derivatives primarily represent foreign currency and option contracts, interest rate and cross-currency swaps which are valued primarily based on observable inputs including interest rate curves and both forward and spot prices for currencies.

The following table summarizes the activity for those assets and liabilities where fair value measurements are estimated utilizing Level 3 inputs:

	March 31,	December 31,
	2012	2011
	U.S. $ in millions
Carrying value at the beginning of the period	$(139)	$78
Amount realized	(5)	(61)
Contingent consideration in connection with Cephalon acquisition	(2)	(171)
Net change to fair value:
Included in earnings - finance expense - net	4	22
Included in other comprehensive income (loss)	—	(7)

Carrying value at the end of the period	$(142)	$(139)

Cephalon had contingent consideration liabilities related to future milestones payments due to the acquisition of Gemin X Pharmaceuticals, Inc. (“Gemin X”) in April 2011, the acquisition of Ception Therapeutics, Inc. (“Ception”) in February 2010, the acquisition of BioAssets Development Corporation (“BDC”) in November 2009, and the inclusion of Alba Therapeutics Corporation (“Alba”) in February 2011.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes To Condensed Consolidated Financial Statements – (Continued)

(Unaudited)

We determined the fair value of the liability for the contingent consideration based on a probability weighted discounted cash flow analysis. This fair value measurement is based on significant unobservable inputs in the market and thus represents a Level 3 measurement within the fair value hierarchy. The fair value of the contingent consideration liability associated with future milestone payments was based on several factors including:

•	Estimated cash flows projected from the success of unapproved product candidates in the U.S. and Europe;

•	The probability of success for product candidates including risks associated with uncertainty, achievement and payment of milestone events;

•	The time and resources needed to complete the development and approval of product candidates;

•	The life of the potential commercialized products and associated risks of obtaining regulatory approvals in the U.S. and Europe; and

•	The risk adjusted discount rate for fair value measurement.

The contingent consideration payments have been recorded as a liability, and their fair value will be evaluated quarterly or more frequently if circumstances dictate. Changes in the fair value of contingent consideration will be recorded in earnings.

Significant changes in unobservable inputs, mainly the probability of success and cash flows projected, could result in material changes to the contingent consideration liability.

Teva’s financial instruments consist mainly of cash and cash equivalents, marketable securities, current and non-current receivables, short-term credit, accounts payable and accruals, long-term loans and other long-term senior notes and loans, convertible senior debentures and derivatives.

The fair value of the financial instruments included in working capital and non-current receivables approximates their carrying value. The fair value of long-term bank loans and senior notes also approximates their carrying value, since they bear interest at rates close to the prevailing market rates. The fair value of the senior notes, interest rate and cross currency swap agreements included under long-term liabilities amounted to $8,778 million and $8,714 million at March 31, 2012 and December 31, 2011, respectively, based on quoted market values and prevailing market rates. The fair value of interest rate and cross currency swap agreements included under long term investments and receivables amounted to $4 million and $25 million at March 31, 2012 and December 31, 2011, respectively.

The fair values and the carrying amounts of derivatives, senior notes and convertible senior debentures with an earliest date of redemption within 12 months are assets of $40 million and $17 million (derivatives) and liabilities of $1,610 million and $1,612 million (senior notes, convertible senior debentures and derivatives) at March 31, 2012 and December 31, 2011, respectively. The fair value of derivatives generally reflects the estimated amounts that Teva would receive or pay to terminate the contracts at the reporting dates.

Changes in fair value of available for sale securities, net of taxes, are reflected in other comprehensive income. Unrealized losses considered to be temporary are reflected in other comprehensive income; unrealized losses that are considered to be other-than-temporary are charged to income as an impairment charge. At March 31, 2012 and December 31, 2011, the remaining credit loss was $13 million and $164 million, respectively.

NOTE 9 – Derivative instruments and hedging activities:

a. Interest rate and cross-currency swaps

During the second quarter of 2010, the Company entered into swap agreements with respect to its $1 billion principal amount of 3.00% Senior Notes due 2015. The purpose of these interest rate and cross-currency swap agreements was to convert the notes’ denomination from dollars to Euros. As a result of these agreements, Teva pays a fixed rate of 2.36% on the euro principal amount, as compared to the stated 3.00% fixed rate on the dollar principal amount.

During the first quarter of 2011, the Company entered into swap agreements with respect to its $250 million principal amount of 1.70% Senior Notes due 2014. The purpose of these interest rate swap agreements was to change the interest rate from fixed to floating rate. As a result of these agreements, Teva is currently paying an effective interest rate of three months LIBOR plus an average 0.39% on the $250 million principal amount, as compared to the stated 1.70% fixed rate.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes To Condensed Consolidated Financial Statements – (Continued)

(Unaudited)

During the fourth quarter of 2011, the Company entered into swap agreements with respect to its $1.1 billion principal amount of three month LIBOR plus 0.9% Senior Notes due 2013. The purpose of these interest rate swap agreements was to change the interest rate from floating to fixed rate. As a result of these agreements, Teva is currently paying an effective interest rate of 1.61% on the $1.1 billion principal amount, as compared to the stated three months LIBOR plus an average 0.9% rate.

During the fourth quarter of 2011, the Company entered into swap agreements with respect to its $875 million principal amount of 3.65% Senior Notes due 2021. The purpose of these interest rate and cross-currency swap agreements was to convert the notes’ denomination from dollars to Euros. As a result of these agreements, Teva pays a fixed rate of 3.85% on the euro principal amount, as compared to the stated 3.65% fixed rate on the dollar principal amount.

During the first quarter of 2012, Teva entered into short term cash flow hedge transactions to reduce the exposure resulting mainly from payroll costs denominated in new Israeli shekels.

During the first quarter of 2012, Teva entered into short term cash flow hedge transactions to help protect Teva’s European subsidiaries from anticipated sales exposure resulting from the fluctuation of the U.S. dollar against the Euro.

The above transactions were accounted for by Teva as hedge accounting.

b. Derivative instrument disclosure

The fair value of derivative instruments consists of:

	Reported under	March 31,	December 31,
		2012	2011
		U.S. $ in millions
Asset derivatives, comprising interest rate and cross-currency swap agreements, designated as hedging instruments	Long-term investments and receivables	$4	$25

Asset derivatives, comprising primarily foreign exchange contracts, not designated as hedging instruments	Deferred taxes and other current assets	40	17

Liability derivatives, comprising interest rate and cross currency swap agreements, designated as hedging instruments	Senior notes and loans	91	53

Liability derivatives, comprising primarily foreign exchange contracts, not designated as hedging instruments	Accounts payable	31	57

Derivatives on foreign exchange contracts hedge Teva’s balance sheet items from currency exposure but are not designated as hedging instruments for accounting purposes. With respect to such derivatives, gains of $14 million and $50 million were recognized under financial expenses-net for the three months ended March 31, 2012 and 2011, respectively. Such gains offset the revaluation of the balance sheet items also booked under financial expenses - net.

With respect to the interest rate and cross-currency swap agreements, gains of $5 million were recognized under financial expenses - net for each of the three months ended March 31, 2012 and 2011. Such gains mainly reflect the differences between the fixed interest rate and the floating interest rate.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes To Condensed Consolidated Financial Statements – (Continued)

(Unaudited)

NOTE 10 – Recently adopted and issued accounting pronouncements:

In December 2011, the Financial Accounting Standard Board (“FASB”) issued an accounting standard update which requires additional disclosures about the nature of an entity’s rights of setoff and related arrangements associated with its financial instruments and derivative instruments. The disclosure requirements are effective for annual reporting periods beginning on or after January 1, 2013, and interim periods therein, with retrospective application required. Teva believes that the adoption will not have a material impact on Teva’s consolidated financial statements.

In September 2011, the FASB amended the guidance for goodwill impairment testing. The amendment provides entities testing goodwill for impairment the option of performing a qualitative assessment before calculating the fair value of the reporting unit. If, on the basis of qualitative factors, it is not more likely than not that the fair value of the reporting unit is less than the carrying amount, further testing of goodwill for impairment would not be required. The amendment also removes the carry forward option of the reporting unit fair value from one year to the next. The amendment is effective for annual and interim goodwill impairment tests performed in fiscal years beginning after December 15, 2011. The adoption did not have a significant impact on its consolidated financial statements.

In June 2011, the FASB amended its comprehensive income presentation guidance. The amendment requires entities to report components of comprehensive income in either a continuous statement of comprehensive income or two separate but consecutive statements. The guidance is effective for interim and annual periods beginning after December 15, 2011.

In May 2011, the FASB amended its fair value measurements and disclosures guidance. The amendment clarifies the existing guidance and adds new disclosure requirements. The guidance is effective for interim and annual periods beginning after December 15, 2011. The adoption did not have a material impact on Teva’s consolidated financial statements.

NOTE 11 – Legal settlements, acquisition, restructuring and other expenses and impairment:

Legal settlements, acquisition, restructuring and other expenses and impairment consisted of the following:

	Three months ended
	March 31,
	U.S. $ in millions
	2012	2011
Impairment of long-lived assets	$87	$11
Restructuring, acquisition and other expenses	43	22
Legal settlements and reserves	19	(4)

Total	$149	$29

NOTE 12 – Subsequent events:

In March 2012, Teva entered into a ¥100.5 billion senior unsecured fixed rate Japanese yen term loan credit agreement for 5 and 7 years with interest rates of 0.99% and 1.42%, respectively. In April 2012, Teva drew down the entire amount available under the facility ($1.2 billion) and repaid the outstanding borrowings used to finance the acquisition of Taiyo.

In April 2012, finance subsidiaries of the Company issued an aggregate of 1 billion euro and 450 million CHF principal amounts of senior notes as described in the table below. All such notes are guaranteed by Teva.

	Annual	Principal
Issuer	interest rate	amount issued	Due
	%	(in millions)
Teva Pharmaceutical Finance IV B.V.	2.875	$1,316	April 2019
Teva Pharmaceutical Finance V B.V.	1.5	$493	October 2018

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes To Condensed Consolidated Financial Statements – (Continued)

(Unaudited)

NOTE 13 – Contingencies:

General

From time to time, Teva and its subsidiaries are subject to claims for damages and/or equitable relief arising in the ordinary course of business. In addition, as described below, in large part as a result of the nature of its business, Teva is frequently subject to patent litigation. Teva believes that it has meritorious defenses to all actions brought against it and vigorously pursues the defense or settlement of each such action. Except as described below, Teva does not currently have a reasonable basis to estimate the loss, or range of loss, that is reasonably possible with respect to such actions.

Teva records a provision in its financial statements to the extent that it concludes that a contingent liability is probable and the amount thereof is estimable. Based upon the status of these cases, management’s assessment of the likelihood of damages, the potential exposure involved relative to insurance coverage (if any) and the advice of counsel, no provisions have been made except as noted below. Because litigation outcomes and contingencies are unpredictable, and because excessive verdicts can occur, these assessments involve complex judgments about future events and can rely heavily on estimates and assumptions.

Based on currently available information, Teva believes that none of the proceedings brought against it described below is likely to have a material adverse effect on its financial condition. However, if one or more of such proceedings were to result in final judgments against Teva, such judgments could be material to its results of operations and cash flow in a given period. In addition, Teva may incur significant legal and related expenses in the course of defending its positions even if the facts and circumstances of a particular litigation do not give rise to a provision in the financial statements.

From time to time, Teva seeks to develop generic products for sale prior to patent expiration in various territories. In the United States, to obtain approval for most generic products prior to the expiration of the originator’s patent(s), Teva must challenge the patent(s) under the procedures set forth in the Hatch-Waxman Act of 1984, as amended. To the extent that Teva seeks to utilize such patent challenge procedures, Teva is and expects to be involved in patent litigation regarding the validity, enforceability or infringement of the originator’s patent(s). Teva may also be involved in patent litigation involving the extent to which alternate manufacturing process techniques may infringe originator or third-party process patents. Although the laws concerning generic pharmaceuticals, as well as patent laws, are different in countries other than the United States where Teva does business, from time to time Teva is also involved in litigation regarding corresponding patents in those countries.

Additionally, depending upon a complex analysis of a variety of legal and commercial factors, Teva may, in certain circumstances, elect to market a generic product even though litigation is still pending. This could be before any court decision is rendered or while an appeal of a lower court decision is pending. To the extent Teva elects to proceed in this manner, it could face substantial liability for patent infringement if the final court decision is adverse to Teva. In the event of a finding of willful infringement, the damages may be up to three times the profits lost by the patent owner, although courts have typically awarded much lower multiples. Although Teva currently has insurance coverage for certain products and types of damages for patent infringement, a claim for coverage may be subject to a deductible, involve a co-insurance participation, exceed policy limits or ultimately be found to relate to damages that are not covered by Teva’s policy. Furthermore, insurance for additional products may be difficult to obtain.

If Teva were to be required to pay damages in any patent infringement case, the general rule is that the patentee should be compensated as if the infringement had not occurred. If damages were determined based on a reasonable royalty, the amount would relate to the sales of Teva’s generic product. If damages were determined based on lost profits, the amount would relate to the sales of the branded product. The launch of an authorized generic and other generic competition may be relevant to the damages calculation. In addition, a patentee may seek consequential damages.

Teva’s business inherently exposes it to potential product liability claims. As Teva’s portfolio of available products continues to expand, the number of product liability claims asserted against Teva has increased. Teva maintains product liability insurance coverage in amounts and with terms that it believes are reasonable and prudent in light of its business and related risks. However, Teva sells, and will continue to sell, pharmaceutical products that are not covered by insurance; in addition, it may be subject to claims for which insurance coverage is denied as well as claims that exceed its policy limits. Product liability coverage for pharmaceutical companies is becoming more expensive and increasingly difficult to obtain. As a result, Teva may not be able to obtain the type and amount of coverage it desires.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes To Condensed Consolidated Financial Statements – (Continued)

(Unaudited)

In connection with third-party agreements, Teva may under certain circumstances be required to indemnify, and may be indemnified by, in unspecified amounts, the parties to such agreements against third-party claims.

Except as otherwise noted, all of the litigation matters disclosed below involve claims arising in the United States. All third-party sales figures given below are based on IMS data.

Intellectual Property Matters

In June 2007, Teva Canada commenced sales of its 2.5 mg, 5 mg, 7.5 mg, 10 mg and 15 mg olanzapine tablets, which are the generic versions of Eli Lilly’s Zyprexa®. Zyprexa® had annual sales in Canada of approximately $180 million for the twelve months ended May 2007. Following the launch, Lilly sued Teva Canada for patent infringement. In October 2009, the patent at issue (which expired in April 2011) was held by the Federal Court to be invalid. In July 2010, the Federal Court of Appeal set aside the judgment and sent back two grounds of invalidity for reconsideration. In November 2011, the Federal Court again held the patent to be invalid. Lilly’s appeal of this decision is expected to be heard in 2012. Were Lilly ultimately to be successful in its allegation of patent infringement, Teva Canada could be required to pay damages related to its sales of olanzapine tablets.

In December 2007, Teva commenced sales of its 20 mg and 40 mg pantoprazole sodium tablets. Pantoprazole sodium tablets are the AB-rated generic versions of Wyeth’s Protonix®, which had annual sales of approximately $2.5 billion for the twelve months ended September 2007. Altana Pharma and Wyeth Pharmaceuticals (collectively, “Wyeth”) had previously sued Teva for patent infringement. In September 2007, the United States District Court for the District of New Jersey denied Wyeth’s motion for a preliminary injunction. In May 2009, the Court of Appeals for the Federal Circuit affirmed the District Court’s denial of the preliminary injunction. Subsequently, a jury trial was held, and in April 2010, the jury returned a verdict finding that the patent was not invalid. In July 2010, the District Court denied Teva’s motion to overturn the verdict. The patent at issue expired in July 2010, and Wyeth was granted pediatric exclusivity, which expired in January 2011. Teva believes that it has substantial grounds for appeal of the District Court’s decision and intends to pursue its appeals vigorously. However, were Wyeth ultimately to be successful in its allegation of patent infringement, Teva could be required to pay damages relating to its sales of pantoprazole sodium tablets, which were approximately $1.1 billion for the relevant period.

In January 2012, Wyeth filed confidential expert reports asserting claims for damages and prejudgment interest of approximately $2.1 billion. Wyeth may also assert that Teva is responsible for some or all of the damages allegedly caused by co-defendant Sun Pharmaceutical Industries, Ltd. Teva submitted its expert reports in April 2012, which estimated damages significantly below Wyeth’s assessment. Expert discovery is scheduled to be completed in May 2012. Although Wyeth’s complaint alleged that defendants’ infringement was willful, its subsequent written discovery responses stated that it did not intend to seek increased damages for willful infringement. Teva vigorously disputes Wyeth’s claims as well as any liability for damages allegedly caused by Sun. Teva also disputes the amount of Wyeth’s alleged damages and will contend that any damages allegedly caused by Teva are substantially less than asserted by Wyeth. While an award of damages is reasonably possible, Teva continues to believe that it is not probable that it will be liable for damages in this matter. Following completion of the damages phase of the trial, this matter will be ripe for appeal.

***

Teva’s leading innovative product, Copaxone® (glatiramer acetate), which is responsible for a very significant contribution to Teva’s profits and cash flow from operations, faces patent challenges in various jurisdictions, including the United States, the United Kingdom and France. In August 2008, following the submission by Sandoz Inc. and Momenta Pharmaceuticals, Inc. of an ANDA for a generic version of Copaxone®, Teva sued Sandoz, its parent Novartis AG and Momenta in the United States District Court for the Southern District of New York for infringement of four Orange Book patents, which expire on May 21, 2014. An additional patent at issue in the litigation expires on September 1, 2015. This case has been consolidated with a subsequently-filed patent infringement suit against Mylan Laboratories and Natco Pharma Limited. In August 2011, following a bench trial, the District Court issued its claim construction opinion, which adopted all relevant interpretations by Teva and rejected all of the interpretations put forth by

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes To Condensed Consolidated Financial Statements – (Continued)

(Unaudited)

Sandoz/Momenta and Mylan/Natco. A trial on validity and infringement took place in September 2011 and a ruling is expected in the coming months. In April 2012, Teva filed suit in the United States District Court for the Southern District of New York against Synthon Pharmaceuticals following its submission of an ANDA for a generic version of Copaxone®. Although Teva believes that Copaxone® has strong patent protection and that an equivalent generic version would be difficult to develop, if the FDA were to approve one or more generic versions of Copaxone® and Teva’s patents were successfully challenged, or if there were a launch at risk, Teva would face generic competition for Copaxone®, which is likely to affect its results of operations adversely. Other innovative products, including Azilect®, Provigil®, Amrix® and Fentora® are also subject to patent challenges.

Product Liability Matters

On June 23, 2011, the United States Supreme Court held, in Pliva, Inc. et al. v. Mensing, one of the metoclopramide cases mentioned below, that product liability claims brought under a “failure to warn” theory against generic pharmaceutical manufacturers are preempted by federal law. Teva believes that this decision is likely to reduce its aggregate exposure in currently pending product liability lawsuits, including those described below, although the extent of such effect is uncertain at this time.

Teva subsidiaries Barr Pharmaceuticals and Duramed have been named as defendants in approximately 6,000 personal injury product liability cases brought against them and other manufacturers by plaintiffs claiming injuries from the use of certain estrogen and progestin products. The cases primarily involve medroxyprogesterone acetate (a progestin that has been prescribed to women receiving estrogen-containing hormone therapy). A much smaller number of cases involves Cenestin® (an estrogen-containing product sometimes prescribed to treat symptoms associated with menopause). A high percentage of the plaintiffs were unable to demonstrate actual use of a Barr or Duramed product. To date, Barr and Duramed products have been identified in 430 of those cases. As a result, approximately 5,500 cases have been dismissed, leaving approximately 445 pending, and additional dismissals are possible. The vast majority of the claims are covered by insurance.

Teva and its subsidiaries have been named as defendants in approximately 2,400 product liability lawsuits brought against them and other manufacturers by approximately 5,100 plaintiffs claiming injuries (including allegations of neurological disorders, such as tardive dyskinesia) from the use of metoclopramide (the generic form of Reglan®). Certain of these claims are covered by insurance. For over twenty years, the FDA-approved label for metoclopramide has contained warning language about the risk of tardive dyskinesia, and that the risk of developing this disorder increased with duration of treatment and total cumulative dose. In February 2009, the FDA announced that manufacturers of metoclopramide would be required to revise the label, including the addition of a “black box” warning about the risk of tardive dyskinesia from long-term exposure to metoclopramide. It has not yet been determined how many plaintiffs actually used a Teva product. If the plaintiffs cannot demonstrate that they used a Teva product, Teva expects to be dismissed from at least some of those cases. The trial in one metoclopromide case, in North Carolina, is scheduled to commence on July 23, 2012. Approximately 35% of the cases against Teva are part of a mass tort proceeding in the Philadelphia County Court of Common Pleas. On January 31, 2012, the plaintiffs in those cases announced that they would be dismissing Teva and the other generic company defendants from the seven cases currently scheduled to go to trial in 2012 , but they have since withdrawn the notices of dismissal. A lot of the cases in the Philadelphia court have been stayed pending resolution of appeals regarding whether the claims should be dismissed due to federal preemption.

In February 2012, Teva reached agreement to settle the vast majority of cases where it was defendant or appellant in state court in Las Vegas, Nevada, relating to its propofol product. The plaintiffs had claimed that they were infected with Hepatitis C virus as a result of the re-use by medical practitioners at a number of commonly owned endoscopy centers of single patient vials of propofol on more than one patient. A provision for these cases, including the small number of remaining cases, has been included in the financial statements. Teva is seeking to resolve the remaining cases.

Competition Matters

In April 2006, Teva and its subsidiary Barr Laboratories were sued, along with Cephalon, Inc., Mylan Laboratories, Inc., Ranbaxy Laboratories Ltd. and Ranbaxy Pharmaceuticals, Inc., in a class action lawsuit filed in the United States District Court for the Eastern District of Pennsylvania. The case alleges generally that the settlement agreements entered into between the different generic pharmaceutical companies and Cephalon, in their respective patent infringement cases

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes To Condensed Consolidated Financial Statements – (Continued)

(Unaudited)

involving finished modafinil products (the generic version of Provigil®), were unlawful because the settlement agreements resulted in the exclusion of generic competition. The case seeks unspecified monetary damages, attorneys’ fees and costs. The case was brought by King Drug Company of Florence, Inc. on behalf of itself and as a proposed class action on behalf of any other person or entity that purchased Provigil® directly from Cephalon from January 2006 until the alleged unlawful conduct ceases. Similar allegations have been made in a number of additional complaints, including those filed on behalf of proposed classes of direct and indirect purchasers of the product, by an individual indirect purchaser of the product, certain retail chain pharmacies that purchased the product and by Apotex, Inc. The cases seek various forms of injunctive and monetary relief, including treble damages and attorneys’ fees and costs. In February 2008, following an investigation of these matters, the Federal Trade Commission (“FTC”) sued Cephalon, alleging that Cephalon violated Section 5 of the Federal Trade Commission Act, which prohibits unfair or deceptive acts or practices in the marketplace, by unlawfully maintaining a monopoly in the sale of Provigil® and improperly excluding generic competition. In March 2010, the Court denied defendants’ motions to dismiss the federal antitrust claims and some of the related state law claims. In November 2009, another class action lawsuit with essentially the same allegations was initiated by an independent pharmacy in Tennessee. This lawsuit was dismissed in December 2010. In May 2010, another independent pharmacy also filed suit in Ohio with the same allegations. This case has been transferred to the Eastern District of Pennsylvania.

In April 2011, the European Commission opened a formal investigation against both Cephalon and Teva to assess whether the 2005 settlement agreement between the parties may have had the object or effect of hindering the entry of generic modafinil. The opening of proceedings indicates that the Commission will investigate the case as a matter of priority, but does not mean that there has been a definitive finding of violation of law.

On October 31, 2011, the District Court issued its decision regarding Apotex’s invalidity claims as to Cephalon’s Patent No. RE 37,516, finding the patent to be invalid based on, among other things, obviousness and unenforceable based on inequitable conduct. On March 29, 2012, the District Court ruled that Apotex’s product does not infringe Cephalon’s patent. Cephalon appealed the District Court’s decision on May 7, 2012.

Barr has been named as a co-defendant with Bayer Corporation, The Rugby Group, Inc. and others in approximately 38 class action complaints filed in state and federal courts by direct and indirect purchasers of ciprofloxacin (Cipro®) from 1997 to the present. The complaints allege that a 1997 Bayer-Barr patent litigation settlement agreement was anti-competitive and violated federal antitrust laws and/or state antitrust and consumer protection laws. In March 2005, the court in the federal multi-district litigation granted summary judgment in Barr’s favor and dismissed all of the federal actions before it. Following unsuccessful appeals and petitions for certiorari that were denied by the United States Supreme Court, the federal actions have effectively ended. In addition, all but three state cases (California, Kansas and Florida) have been dismissed. In the California case, the trial court granted defendants’ summary judgment motions, and the California Court of Appeal affirmed in October 2011. Plaintiffs petitioned for review by the California Supreme Court, which has decided to hear the appeal. The Kansas action is stayed, and the Florida action is in the very early stages, with no hearings or schedule set to date.

In December 2011, three groups of plaintiffs sued Wyeth and Teva for violation of the antitrust laws in connection with entering into a settlement agreement to resolve the underlying patent litigation between the parties involving the finished product venlafaxine ER (generic Effexor® ER). The cases have been filed by a purported class of direct purchasers, certain chain pharmacies and a purported class of indirect purchasers. Plaintiffs’ claims against Wyeth and Teva are that the settlement agreement unlawfully delayed generic entry. Plaintiffs also have asserted claims against Wyeth alone for fraud on the Patent Office. The cases seek unspecified damages. Teva filed motions to dismiss on April 6, 2012.

In February 2012, two purported classes of direct-purchaser plaintiffs sued GlaxoSmithKline and Teva for violation of the antitrust laws in connection with a settlement agreement to resolve the underlying patent litigation between the parties involving the finished product lamotrigine (generic Lamictal®). Plaintiffs claim that the settlement agreement unlawfully delayed generic entry. The cases seek unspecified damages.

Teva believes that the agreements at issue in the foregoing matters are valid settlements to patent lawsuits and cannot form the basis of an antitrust claim.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes To Condensed Consolidated Financial Statements – (Continued)

(Unaudited)

Government Reimbursement Investigations and Drug Pricing Litigation

Together with many other pharmaceutical manufacturers, Teva and/or its subsidiaries in the United States, including Teva Pharmaceuticals USA, Inc. (“Teva USA”), Sicor Inc., IVAX Pharmaceuticals, Inc. and Barr (collectively, the “Teva parties”), are defendants in a number of cases pending in state and federal courts throughout the country that relate generally to drug price reporting by manufacturers, as described below. Such price reporting is alleged to have caused governments and others to pay inflated reimbursements for covered drugs. These drug pricing cases, which seek unspecified amounts in money damages, civil penalties, treble damages, punitive damages, attorneys fees, and/or administrative, injunctive, equitable or other relief, are at various stages of litigation.

A number of state attorneys general and others have filed various actions against the Teva parties (either collectively or individually) relating to reimbursements or drug price reporting under Medicaid or other programs. The Teva parties have reached settlements in most of these cases, and currently remain parties only to litigation in Illinois, Kansas, Louisiana, Mississippi, Missouri, Oklahoma, South Carolina, Utah and Wisconsin. Settlements in principle have been reached in the Kansas, Louisiana, Mississippi, Missouri, Oklahoma and Utah cases. In addition, Teva is a party to a separate action on behalf of the South Carolina state health plan. A provision for the cases, including the settlements and settlements in principle, was included in the financial statements.

In December 2009, the United States District Court for the District of Massachusetts unsealed a complaint alleging that numerous drug manufacturers, including Teva USA and other subsidiaries, violated the federal False Claims Act in connection with Medicaid reimbursement for certain vitamins, dietary supplements and DESI products that were allegedly ineligible for reimbursement. The Department of Justice declined to join in the matter. The defendants, including Teva USA, filed a motion to dismiss, which has not yet been decided.

Other Government Investigations

In 2008, Cephalon entered into settlement agreements with the U.S. government and various parties and states relating to allegations of off-label promotion of Actiq®, Provigil®, and Gabitril®. In connection with the settlements, Cephalon agreed to plead guilty to one misdemeanor violation of the U.S. Food, Drug, and Cosmetic Act, pay a fine and settlement, and enter into a five-year corporate integrity agreement with the Office of the Inspector General of the Department of Justice. Cephalon continues to defend against putative class action complaints regarding its sales and marketing practices with respect to such products. Additionally, Cephalon has received and is responding to subpoenas related to Treanda®, Nuvigil®, Provigil® and Fentora®.

Environmental Matters

Teva’s subsidiaries, including those in the United States and its territories, are parties to a number of proceedings, including some brought pursuant to the Comprehensive Environmental Response, Compensation and Liability Act (commonly known as the Superfund law) or other national, federal, provincial or state and local laws imposing liability for alleged non-compliance with various environmental laws and regulations or for the investigation and remediation of releases of hazardous substances and for natural resource damages. Many of these proceedings seek to require the generators of hazardous wastes disposed of at a third-party owned site, or the party responsible for a release of hazardous substances into the environment that impacted a site, to investigate and clean up the sites or to pay for such activities, including for oversight by governmental authorities, the response costs associated with such oversight and for any related damages to natural resources. Teva and/or certain of its subsidiaries have been made a party to these proceedings, along with other potentially responsible parties, as an alleged generator of wastes that were disposed of or treated at third-party waste disposal sites, or as a result of an alleged release from one of Teva and/or its subsidiaries’ (or its predecessors’) facilities or former facilities that may have adversely impacted the environment.

In many of these cases, the government or private litigants allege that the responsible parties are jointly and severally liable for the investigation and cleanup costs. Although the liability among the responsible parties may be joint and several, these proceedings are frequently resolved so that the allocation of cleanup and other costs among the parties reflects the relative contributions of the parties to the site conditions and takes into account other pertinent factors. Teva’s potential liability varies greatly at each of the sites in the proceedings; for some sites the costs of the investigation, cleanup and natural resource damages have not yet been determined, and for others Teva’s allocable share of liability has not been determined. At other sites, Teva has been paying a share of the costs, the amounts of which have not been, and

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes To Condensed Consolidated Financial Statements – (Continued)

(Unaudited)

are not expected to be, material. Teva has taken an active role in identifying those costs, to the extent they are identifiable and estimable, which do not include reductions for potential recoveries of cleanup costs from insurers, indemnitors, former site owners or operators or other potentially responsible parties. In addition, civil proceedings relating to alleged federal and state regulatory violations at some of Teva’s facilities may result in the imposition of significant civil penalties, in amounts not currently determinable, the recovery of certain state costs and natural resource damages, and may require that corrective action measures be implemented.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

FORWARD-LOOKING STATEMENTS

The following discussion and analysis contains forward-looking statements, which express the current beliefs and expectations of management. Such statements involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: our ability to develop and commercialize additional pharmaceutical products, competition from the introduction of competing generic equivalents and due to increased governmental pricing pressures, the effects of competition on sales of our innovative products, especially Copaxone® (including competition from innovative orally-administered alternatives as well as from potential generic equivalents), potential liability for sales of generic products prior to a final resolution of outstanding patent litigation, including that relating to our generic version of Protonix®, the extent to which we may obtain U.S. market exclusivity for certain of our new generic products, the extent to which any manufacturing or quality control problems damage our reputation for high quality production and require costly remediation, our ability to identify, consummate and successfully integrate acquisitions (including the acquisition of Cephalon), our ability to achieve expected results through our innovative R&D efforts, dependence on the effectiveness of our patents and other protections for innovative products, intense competition in our specialty pharmaceutical businesses, uncertainties surrounding the legislative and regulatory pathway for the registration and approval of biotechnology-based products, our potential exposure to product liability claims to the extent not covered by insurance, any failures to comply with the complex Medicare and Medicaid reporting and payment obligations, our exposure to currency fluctuations and restrictions as well as credit risks, the effects of reforms in healthcare regulation and pharmaceutical pricing and reimbursement, adverse effects of political or economical instability, major hostilities or acts of terrorism on our significant worldwide operations, increased government scrutiny in both the U.S. and Europe of our agreements with brand companies, interruptions in our supply chain or problems with our information technology systems that adversely affect our complex manufacturing processes, the impact of continuing consolidation of our distributors and customers, the difficulty of complying with U.S. Food and Drug Administration, European Medicines Agency and other regulatory authority requirements, potentially significant impairments of intangible assets and goodwill, potential increases in tax liabilities resulting from challenges to our intercompany arrangements, the termination or expiration of governmental programs or tax benefits, any failure to retain key personnel or to attract additional executive and managerial talent, environmental risks, and other factors that are discussed in our Annual Report on Form 20-F for the year ended December 31, 2011, in this report and in our other filings with the U.S. Securities and Exchange Commission (“SEC”).

Forward-looking statements speak only as of the date on which they are made, and we undertake no obligation to update any forward-looking statements or other information contained in this report, whether as a result of new information, future events or otherwise. You are advised, however, to consult any additional disclosures we make in our reports to the SEC on Form 6-K. Also note that we provide a cautionary discussion of risks and uncertainties under “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2011. These are factors that we believe could cause our actual results to differ materially from expected results. Other factors besides those listed could also adversely affect us. This discussion is provided as permitted by the Private Securities Litigation Reform Act of 1995.

Introduction

We are a global pharmaceutical company that combines the world’s leading generics business with a world-class specialty pharmaceuticals business, as well as a new joint venture focusing on over-the-counter (“OTC”) products.

The pharmaceutical industry is affected by demographic and socioeconomic trends, such as aging populations and increased demand for pharmaceuticals, as well as broad economic trends, resulting in a corresponding increase in healthcare costs, governmental budget constraints and enhanced pressure on reimbursement pricing, and resource-constrained spending decisions of healthcare organizations, all of which lead to increased recognition of the importance of generics as providing access to affordable pharmaceuticals. We believe that our balanced business model, which includes generic, branded and OTC products, broad product offerings, economies of scale, expansive geographic reach and globally integrated infrastructure, positions us to take advantage of these trends.

Results of Operations

Comparison of Three Months Ended March 31, 2012 to Three Months Ended March 31, 2011

Highlights

Among the highlights of the first quarter of 2012 were:

•

Our revenues grew to $5,102 million, an increase of $1,022 million, or 25%, over the first quarter of 2011. Our revenue growth was primarily driven by the inclusion of Cephalon’s revenues commencing in October 2011, higher sales of generics in the United States and sales from our Japanese acquisitions. Revenues were negatively impacted by a decline in the sales of generic products in Europe.

•	Revenues in the United States increased by $870 million, due to higher sales of both branded and generic products.

•	Our revenues in the European markets declined by 2% due to weaker sales of generics, and our revenues in Rest of the World (ROW) markets grew by 21%, driven mainly by our Japanese acquisitions.

•

Global generics revenues reached $2,617 million, an increase of 12% over the first quarter of 2011. The increase was due to significantly higher revenues in the United States and our ROW markets, partially offset by lower revenues in Europe.

•

Our branded products portfolio generated revenues of $2,074 million, an increase of 54% over the first quarter of 2011. The increase was primarily due to the inclusion of Cephalon’s branded products, and to a lesser extent, due to sales of Copaxone® and Azilect®. Global in-market sales of Copaxone® amounted to $941 million, a 4% increase over the first quarter of 2011.

•

Gross profit amounted to $2,609 million, an increase of 19%, or $421 million, compared to the first quarter of 2011, although gross profit margins declined from 53.6% to 51.1% due primarily to higher amortization of purchased intangible assets and higher inventory step-up charges, resulting mainly from the Cephalon acquisition.

•	Operating income reached $928 million, an increase of 7% compared to the first quarter of 2011.

•	Net income attributable to Teva amounted to $859 million, compared to $761 million in the first quarter of 2011.

•	Cash flow from operating activities amounted to $756 million, as compared to $900 million in the first quarter of 2011.

•

Exchange rate differences between the first quarter of the year and the comparable quarter of 2011 had a negative impact of approximately $81 million on revenues and a small positive impact on operating income.

•

In April 2012, we issued senior notes in principal amounts of 1 billion euro and 450 million CHF due in 2019 and 2018, respectively. In March 2012, we entered into 100.5 billion Japanese yen loan credit agreement for 5 and 7 years, which was drawn down in April 2012. The majority of the proceeds were used to refinance existing debt on more favorable terms.

Financial Data

The following table presents certain financial data as a percentage of net revenues for the period indicated and the percentage change for each item as compared to the first quarter of last year:

	Percentage of Net Revenues
	Three Months Ended
	March 31,		Percentage Change 2012 from 2011
	2012	2011
	%	%	%
Net revenues	100.0	100.0	25
Gross profit	51.1	53.6	19
Research and development expenses—net	5.7	5.9	22
Selling and marketing expenses	18.2	20.3	12
General and administrative expenses	6.1	5.4	41
Legal settlements, acquisition, restructuring and other expenses and impairment	2.9	0.7	414
Operating income	18.2	21.3	7
Financial expenses—net	1.4	0.9	84
Income before income taxes	16.8	20.4	3
Provision (benefit) for income taxes	(0.2)	1.2	n/a
Share in losses of associated companies—net	0.3	0.4	(20)
Net income (loss) attributable to non-controlling interests	(0.1)	0.1	n/a
Net income attributable to Teva	16.8	18.7	13

Revenues

General

Revenues for the three months ended March 31, 2012 reached $5,102 million, an increase of 25% over the first quarter of 2011. Growth was primarily driven by the consolidation of Cephalon commencing in October 2011, higher sales of generic products in the United States, sales from our Japanese acquired companies and higher sales of Copaxone® in our ROW markets and in Europe. Revenues were negatively impacted by a decline in the sales of generic products in Europe, as well as the negative effect of exchange rate differences.

Revenues by Geographic Area

The following table presents revenues by geographic area for the three months ended March 31, 2012 and 2011:

	Three Months Ended March 31,				Percentage Change
	2012	2011	% of 2012	% of 2011	2012 from 2011
	U.S. $ in millions
United States:
Generic	$1,219	$944	24%	23%	29%
Branded	1,497	935	29%	23%	60%
Others	36	3	1%	* *	1,100%

Total United States	2,752	1,882	54%	46%	46%
Europe*:
Generic	775	912	15%	23%	(15%)
Branded	365	255	7%	6%	43%
Others	176	177	4%	4%	(1%)

Total Europe	1,316	1,344	26%	33%	(2%)
Rest of World:
Generic	623	479	12%	12%	30%
Branded	212	161	4%	4%	32%
Others	199	214	4%	5%	(7%)

Total Rest of World	1,034	854	20%	21%	21%

Total revenues	$5,102	$4,080	100%	100%	25%

*	All members of the European Union as well as Switzerland and Norway.
**	Less than 0.5%.

United States

In the first quarter of 2012, we had revenues of $2,752 million, a 46% increase over the comparable quarter of 2011. We have significantly increased our presence in the branded arena, due to the acquisition of Cephalon, and have maintained our leading position in the generics business. Total prescriptions in the twelve months ended March 31, 2012 amounted to 536 million, representing 13.6% of total U.S. prescriptions, and new prescriptions amounted to 295 million. We expect that our U.S. market leadership position will continue to increase due to the acquisition of Cephalon and the enhancement of our branded business, and as a result of our ability to introduce new generic equivalents for brand-name products on a timely basis, emphasis on customer service, the breadth of our product line, our commitment to regulatory compliance and our cost-effective production.

Generics

Revenues from generic products in the United States during the first quarter of 2012 amounted to $1,219 million, an increase of 29% compared to $944 million in the comparable quarter of 2011. The increase resulted from $361 million of products sold in the first quarter of 2012, several of which were either exclusive, semi-exclusive or with limited competition markets, that were not sold in the first quarter of 2011. Sales of new products were offset by declines in sales of previously-launched products, primarily those where we had exclusive or semi-exclusive rights in the first quarter of 2011, such as the generic version of Effexor XR® (venlafaxine HCl ER).

Among the most significant generic products we sold in the U.S. during the first quarter of 2012 were generic versions of Pulmicort® (budesonide inhalation), Adderall XR® (mixed amphetamine salts ER), Lexapro® (escitalopram oxalate), Accutane® (isotretinoin, which we market as Claravis™) and Provigil® (modafinil). Net revenues in the United States also benefited from our agreement with Ranbaxy related to their sales of atorvastatin. These revenues are expected to decrease in the second quarter of 2012, following the end of Ranbaxy’s exclusivity.

Products. In the first quarter of 2012, we launched seven generic versions of the following branded products in the U.S. (listed by date of launch):

Generic Name	Brand Name	Month of Launch	Total Annual Branded Market at Time of Generic Launch $ millions (IMS)*
Olanzapine OD tablets 5, 10, 15 & 20 mg	Zyprexa® Zydis®	Feb-12	$367.5
Progesterone capsules 100 & 200 mg	Prometrium®	Mar-12	$197.0
Escitalopram tablets 5, 10 & 20 mg	Lexapro®	Mar-12	$2,916.0
Quetiapine tablets 25, 50, 100, 200, 300 & 400 mg	Seroquel®	Mar-12	$4,630.4
Modanfinil tablets 100 & 200 mg	Provigil®	Mar-12	$1,143.1
Irbesartan tablets 75, 150 & 300 mg	Avapro®	Mar-12	$463.5
Irbesartan HCTZ tablets 150 / 12.5 & 300 mg / 12.5 mg	Avalide®	Mar-12	$126.8

*	Branded annual market size as quoted by IMS is a commonly used measurement of the relative significance of a potential generic product. The figures given are for the twelve months ended in the calendar quarter closest to our launch. Generic equivalents of any given product are typically sold at prices substantially lower than the branded product price.

We expect that our revenues in the U.S. will continue to benefit from our strong generic pipeline, which, as of April 25, 2012, had 162 product registrations awaiting FDA approval, including 43 tentative approvals. A “tentative approval” letter indicates that the FDA has substantially completed its review of an application and final approval is expected once the relevant patent expires, a court decision is reached, a 30-month regulatory stay lapses or a 180-day exclusivity period awarded to another manufacturer either expires or is forfeited. Collectively, the branded versions of these 162 products had annual U.S. sales exceeding $107 billion. Of these applications, 108 were “Paragraph IV” applications challenging patents of branded products. We believe we are first to file with respect to 68 of these products, the branded versions of which had annual U.S. sales of more than $45 billion. IMS reported brand sales are one of the many indicators of future potential value of a launch, but equally important are the mix and timing of competition, as well as cost effectiveness. However, potential advantages of being the first filer with respect to some of these products may be subject to forfeiture and/or shared exclusivity.

The FDA requires companies to submit abbreviated new drug applications (ANDAs) for approval to manufacture and market generic forms of brand-name drugs. In most instances, FDA approval is granted upon the expiration of the underlying patents. However, companies may be rewarded with a 180-day period of marketing exclusivity, as provided by law, for being the first generic applicant to successfully challenge these patents. As part of our strategy, we actively review pharmaceutical patents and seek opportunities to challenge patents that we believe are either invalid or not infringed by our generic version. In addition to the commercial benefit of obtaining marketing exclusivity, we believe that our patent challenges ultimately improve healthcare by allowing consumers earlier access to more affordable, high-quality medications.

In December 2009, the FDA issued a warning letter relating to our Irvine, California injectable products manufacturing facility. We voluntarily ceased production at the facility during the second quarter of 2010, and are executing a remediation plan required by the FDA. In April 2011, we resumed limited manufacturing activity. We have been working closely with the FDA and are gradually releasing more products for distribution. We currently expect to continue to increase production during 2012. During the first quarter of 2012, we incurred uncapitalized production costs, consulting expenses and write-offs of inventory of approximately $28 million relating to this facility. If, however, we are unable to resume full production and sale of injectable products within the time frame currently expected, or if we further change our plans as to the scale of operations or products, we will incur additional expenses, and there may be further impairment of tangible and intangible assets. At March 31, 2012, we had approximately $47 million of intangible assets and approximately $206 million of fixed assets and inventory relating to products produced at the Irvine facility.

Branded Products

In the first quarter of 2012, our revenues from branded products in the United States amounted to $1,497 million, an increase of 60% over the comparable quarter of 2011.

For our branded products, we maintain distribution services agreements (“DSAs”) with wholesalers providing for payments to wholesalers for services. During the first quarter of 2012, we renegotiated these agreements and established a different fee structure. The renegotiation should incentivize the customers to hold inventory levels more closely aligned with actual product demand. As a result, there has been some, and could continue to be some further reduction of the levels of inventory of our products. We expect that these new arrangements will positively impact our supply chain management.

The main factors affecting revenues of our branded products in the U.S. include:

•	the inclusion of Cephalon’s branded sales, primarily Provigil®, Nuvigil®, Treanda® and Fentora®;

•	a slight decrease in sales of Copaxone®, due to a volume decline related to reduced inventory levels at our wholesalers due to the renegotiated DSAs, largely offset by a price increase in early 2012;

•	an increase of 65% in sales of Qvar® over the comparable quarter 2011 due to volume growth and a price increase; and

•	a 11% decrease in sales of ProAirTM over the comparable quarter of 2011 due to a weaker flu season as well as reduced inventory levels at our wholesalers due to the renegotiated DSAs.

Other Revenues

In the first quarter of 2012, other revenues in the United States amounted to $36 million, compared to $3 million in the comparable quarter of 2011. The increase in revenues was due to the inclusion of sales of OTC products to P&G which commenced in the fourth quarter of 2011, pursuant to a manufacturing agreement.

Europe

Revenues in Europe in the first quarter of 2012 amounted to $1,316 million, a decrease of 2% compared to the comparable quarter of 2011. In local currency terms, revenues increased by 3%. The decrease in revenues was primarily due to the ongoing macro-economic conditions and healthcare reforms in key European markets, partially offset by the consolidation of Cephalon.

As in previous years, continuing regulatory measures in the region aimed at reducing healthcare and drug expenditures adversely affected our revenues. In France, Spain, Italy, Poland, Hungary and Portugal, governmental measures reduced reimbursement rates during 2011 and early 2012. In several of the countries, particularly Spain, Italy and Hungary, reductions in reimbursement rates are combined with other reforms aimed at reducing drug expenditures, such as mandatory prescription by International Nonproprietary Names (“INN”) for select product groups. In addition, in certain countries, mainly Hungary and Italy, mandatory rebates were increased or introduced.

Generic Products

Revenues for generic products in Europe in the first quarter of 2012 were $775 million, a decrease of 15%. This decrease was driven primarily by the ongoing macro-economic conditions and healthcare reforms in key European markets. This decrease was partially offset by the inclusion of the generic activities of Cephalon in Switzerland, Portugal and the Baltic States. We maintained our leading market positions in major markets.

During the first quarter of 2012, Teva received 205 generic approvals in Europe relating to 65 compounds in 119 formulations, including three European Medicines Agency (“EMA”) approvals valid in all EU member states. In addition, Teva had approximately 2,553 marketing authorization applications pending approval in various European countries, relating to 280 compounds in 562 formulations, including seven applications pending with the EMA. During 2012, we will continue to register products in the EU, using both the mutual recognition procedure (submission of applications in other member states following approval by a so-called reference member state) and the decentralized procedure (simultaneous submission of applications to chosen member states). We continue to use the centralized procedure to register our generic equivalent version of reference products that originally used this procedure.

Branded Products

In the first quarter of 2012, sales of branded products in Europe amounted to $365 million, an increase of 43% compared to the first quarter of 2011. The change was driven by the inclusion of Cephalon and increased sales of Copaxone®, as well the transition of the distribution and marketing rights for Copaxone® to us from Sanofi in several European countries. On February 1, 2012, we assumed marketing responsibility from Sanofi for Copaxone® in all remaining European countries.

The Cephalon branded products Provigil®, Effentora® and Myocet® contributed significantly to our performance this quarter. Similarly, our women’s health activities performed well, and Zoely®, our new oral contraceptive, was launched in Belgium and Italy.

Other Revenues

Other revenues, mainly from our distribution activities in Hungary and from our consumer healthcare partnership with P&G, amounted to $176 million, for the first quarter of 2012 compared to $177 million in the first quarter of 2011.

Listed below are highlights for the first quarter of 2012 in our most significant European operations in terms of size:

•

Germany: Sales in Germany decreased primarily due to the local market conditions. We have maintained our market share in the German generic market, but, compared to the end of last year, we fell to be the second largest player in terms of value (based on IMS data as of February 2012). Our branded sales increased primarily due to the inclusion of Cephalon and the assumption of marketing responsibility for Copaxone®.

•

France: Sales in France increased primarily due to the inclusion of Cephalon, which strengthened our presence in the French market. The market for generic pharmaceuticals decreased in value compared to the first quarter of 2011 due to competitive pressure. Sales of branded products including Copaxone® have grown in France. The French generic business maintained its third position in the generic market.

•

United Kingdom: Sales in the U.K. slightly decreased compared to the first quarter last year. This is mainly due to lower volumes this year as compared to unusually high sales in the first quarter of 2011. The market for generic pharmaceuticals grew slightly in value, and we maintained our position as the largest generic pharmaceutical company in the U.K. in terms of sales.

•

Italy: We maintained our leading market position in the Italian market for generic pharmaceuticals, which is growing but at lower rates than in 2011. The branded business developed positively, with good performance from both Copaxone® and the Cephalon legacy branded products. Zoely®, our new oral contraceptive, was launched in Italy in March 2012.

•

Spain: Both the generic and branded product sales in Spain grew compared to the first quarter of 2011. The market for generic pharmaceuticals showed double digit growth in value (based on IMS data as of February 2012). The Spanish market is still heavily influenced by government measures. Reimbursement prices were reduced again in January 2012, and further measures are expected throughout the year. Mandatory prescription by INN was introduced in August 2011 for certain product groups, and originators are now required to price their brands at the generic price.

Rest of the World (“ROW”) Markets

These markets include all countries other than the United States and the countries we include as “Europe.” ROW markets range from pure generic markets, such as Canada and Israel, to markets in which generic products are marketed and sold under brand names, such as several Asian and Latin American markets. Sales of branded generic products usually generate higher gross margins but also involve considerably higher marketing expenditures than non-branded generics. These markets also vary widely in size, growth rates, availability of biosimilar approval pathways and the importance and acceptance of OTC products.

Our revenues in the first quarter of 2012 in ROW markets reached $1,034 million, an increase of 21% as compared to the first quarter of 2011, primarily due to inclusion of sales from our Japanese acquisitions, as well as higher sales of Copaxone®. In local currency terms, revenues grew by 23%. Sales of generic products amounted to $623 million, which represented 60% of the total revenues in the region; sales of branded products amounted to $212 million, or 21% of total revenues in the region; and other revenues were $199 million, or 19% of total sales in the region.

Approximately 24% of our ROW revenues were generated in Japan and other Asian markets, 22% in Russia and other Eastern European markets, 20% in Canada and other markets, 19% in Latin America, and 15% in Israel.

Our sales in Asia in the first quarter of 2012 grew substantially compared to the first quarter of 2011, primarily due to the inclusion of sales from our Japanese acquisitions. On April 1, 2012, the activities of Taiyo and Teva-Kowa were integrated to form a new company, “Teva Seiyaku”. Our performance in Japan was affected, and will continue to be affected, by new healthcare reforms, launched in April 2012. While these reforms support the continued penetration of generics in the Japanese market, the reforms reduced prices by approximately 10%.

Our revenues in Russia and other Eastern European markets in the first quarter of 2012 grew by 9% in dollar terms and by 12% in local currency terms, as compared to the first quarter of 2011. The growth was mainly attributable to strong sales of Copaxone® due to the annual Russian governmental tender sales, partially offset by lower sales of OTC and generic products due to the effect of a weak flu season. Despite the negative impact of a relatively weak flu season, our market share in Russia continued to grow, solidifying our position as the second largest generic pharmaceutical company by value. All other Eastern European markets also grew during the quarter.

In Canada, where we are one of the two leading generic pharmaceutical companies, revenues in the first quarter of 2012 decreased 10% primarily due to price reforms and reduced sales of certain key products resulting from strong competition. As of March 31, 2012, we had 65 product registrations awaiting approval by the Therapeutic Products Directorate of Health Canada. Collectively, the branded versions of these products had annual Canadian sales of approximately $2.9 billion.

In Latin America, revenues in the first quarter of 2012 grew by 12% in dollar terms and by 15% in local currency terms, as compared to the first quarter of 2011, generally reflecting organic growth. The increase was primarily driven by strong generic and OTC performance, as well as by increased sales of Copaxone®, women’s health products and our other branded products. We slightly increased our market share of Copaxone®. We continued to maintain our overall market position across most of the region.

Sales in Israel in the first quarter of 2012 increased by 1% in dollar terms and by 4% in local currency terms, as compared to the first quarter of 2011, primarily driven by distribution revenues and sales of medical products.

Revenues by Product Line

The following table presents a breakdown of revenues by product line for the three months ended March 31, 2012 and 2011:

	Three Months Ended March 31,				Percentage Change
	2012	2011	% of 2012	% of 2011	2012 from 2011
	U.S. $ in millions
Generics	2,617	2,335	51%	57%	12%
API	199	184	4%	5%	8%
Branded Products	2,074	1,351	41%	33%	54%
CNS	1,449	904	29%	22%	60%
Copaxone®	909	838	18%	21%	8%
Provigil®	291	—	6%	—	—
Azilect®	72	66	1%	2%	9%
Nuvigil®	84	—	2%	—	—
Respiratory	190	183	4%	4%	4%
ProAir™	90	101	2%	2%	(11%)
Qvar®	63	55	1%	1%	15%
Women’s Health	108	103	2%	3%	5%
Oncology	208	22	4%	1%	845%
Treanda®	148	—	3%	—	—
Other Branded	119	139	2%	3%	(14%)
All Others	411	394	8%	10%	4%
OTC	196	184	4%	5%	7%
Other Revenues	215	210	4%	5%	2%

Total	5,102	4,080	100%	100%	25%

Generics

Our generic products category includes sales of our generic products as well as API sales to third parties.

Revenues from our generic products grew by $282 million, or 12%, in the first quarter of 2012 over the first quarter of 2011.

Our largest market for generics is the United States, with revenues of $1,219 million, up 29% from the first quarter of 2011. The increase resulted from $361 million of products sold in the first quarter of 2012, several of which were either exclusive, semi-exclusive or with limited competition markets, that were not sold in the first quarter of 2011. Sales of new products were offset by declines in sales of previously-launched products, primarily those where we had exclusive or semi-exclusive rights in the first quarter of 2011, such as the generic version of Effexor XR® (venlafaxine HCl ER). The U.S. market generated 47%of total generics revenues in the first quarter of 2012.

Revenues from generic products in Europe in the first quarter of 2012 amounted to $775 million, a decrease of 15% over the first quarter of 2011. The decrease was primarily due to the ongoing macro-economic conditions and healthcare reform in key European markets as well as loss of market share in several European countries, partially offset by the inclusion of Cephalon’s European generic sales. In local currency terms, sales declined by 12%. The European market generated approximately 30% of total generics revenues in the first quarter of 2012.

In our ROW markets, revenues from generic products amounted to approximately $623 million, an increase of 30% over the first quarter of 2011. The increase was mainly due to the acquisition of Taiyo in Japan, and the further consolidation of our activities in the country, and growth in Latin America, partially offset by lower revenues in Canada. In local currency terms, sales grew by 30%. The ROW markets generated approximately 24% of total generics revenues in the first quarter of 2012.

Active Pharmaceutical Ingredients (API)

API sales to third parties in the first quarter of 2012 amounted to $199 million, an increase of 8% over the first quarter of 2011. The increase was mainly driven by higher sales in the United States.

Branded Products

In 2011, we revised our classification of certain products and grouped our branded products into five categories: Central Nervous System, Respiratory, Women’s Health, Oncology and Other.

Our revenues from branded products amounted to $2,074 million in the first quarter of 2012, an increase of 54% over the comparable quarter of 2011, mainly due to the inclusion of sales of Cephalon’s branded products, as well as higher revenues from Copaxone®.

Central Nervous System

Our central nervous system (“CNS”) product line includes Copaxone® and Azilect® as well as certain additions to our portfolio due to the Cephalon acquisition, in particular Provigil® and Nuvigil® for the treatment of wakefulness, and a number of products for the treatment of pain, the largest of which is Fentora®. In the first quarter of 2012, our CNS sales reached approximately $1,449 million, an increase of 60% over the comparable quarter of 2011, primarily due to the addition of the Cephalon products commenced in the fourth quarter of 2011 and an increase in Copaxone® revenues.

Copaxone®. In the first quarter of 2012, Copaxone® (glatiramer acetate injection) continued to be the leading multiple sclerosis therapy in the U.S. and globally. Global in-market sales, which represent sales of Copaxone® to third parties, grew by 4% over the first quarter of 2011, reaching $941 million. Our sales of Copaxone® during the period amounted to $909 million, compared to $838 million in the first quarter of 2011.

In the first quarter of 2012, sales of Copaxone® in the United States slightly decreased to $617 million due to the renegotiation of distribution service agreements with certain customers. As a result, there has been some, and could continue to be some further, reduction of sales to these customers as they reduce their inventory levels. This was partially offset by a price increase of 14.9% in January 2012. U.S. sales accounted for 66% of global Copaxone® in-market sales in the first quarter of 2012, compared with 69% in the first quarter of 2011.

Non-U.S. in-market sales of Copaxone® increased by 14% to $324 million, compared to the first quarter of 2011. The increase in non-U.S. in-market sales was driven by unit growth, primarily in Russia due to the timing of tenders, partially offset by negative currency effects and by governmental cost-containment measures.

Teva’s non-U.S. Copaxone® revenues amounted to $292 million during the quarter, an increase of 36% compared to the first quarter of 2011. The increase was driven by unit growth and by our assumption of distribution and marketing responsibility for Copaxone® from Sanofi in Europe, which was completed in February 2012. Sanofi is entitled to receive 6% of the in-market sales of Copaxone® in the applicable European countries for a period of two years from our assumption of the distribution and marketing responsibilities. This termination of our arrangements with Sanofi will result in increases in our net sales and in our selling and marketing expenses.

As of March 1, 2012, distribution and marketing responsibility for Copaxone® in Australia and New Zealand was transferred from Sanofi to CSL Limited, a leading distributor of pharmaceutical products in Australia and New Zealand.

Copaxone® has been approved for marketing in the United States, Canada, Israel, all European Union countries, and several other markets. U.S. market shares in terms of new and total prescriptions were 38.3% and 40.2% respectively, according to March 2012 IMS data.

Provigil®. Following the acquisition of Cephalon, our Provigil® sales amounted to $291 million in the first quarter of 2012. Provigil® has begun to face generic competition in the United States beginning in March 2012 and, as a result, we expect Provigil® sales to drop substantially.

Azilect®. Our once-daily treatment for Parkinson’s disease, Azilect® (rasagiline tablets), continued to grow in several countries in Europe and our ROW markets. We jointly market Azilect® with Lundbeck in certain key European countries. We exclusively market Azilect® in the United States and certain other markets, while Lundbeck exclusively markets Azilect® in the remaining European countries and certain other international markets. Beginning January 1, 2012, we assumed full distribution and marketing responsibility for Azilect® in Germany. Azilect® has been approved for marketing in the United States and Europe as well as in selected ROW markets.

Global in-market sales, which represent sales to third parties, in the first quarter of 2012 reached $96 million compared to $90 million in the first quarter of 2011, an increase of 7%. The increase in sales is attributable primarily to volume growth in several European countries including France, Spain and Italy.

Our sales of Azilect® amounted to $72 million, an increase of 9% compared to the first quarter of 2011.

Nuvigil®. Following the acquisition of Cephalon, our Nuvigil® sales amounted to $84 million in the first quarter of 2012.

Tamper Deterrent Hydrocodone. In April, we received negative results from the Hydrocodone Bitartrate Extended-Release Tablets trial, which was not successful following a high-response rate to placebo. Further analysis of the study is ongoing and development plans remain under consideration. Following the results, we partially impaired the related in-process R&D asset.

Respiratory Products

Our respiratory product line includes our branded respiratory products, the main ones being ProAirTM and Qvar®. Sales of generic products indicated for the treatment of respiratory disease are reported as part of our generic drug sales.

Revenues from our respiratory branded products increased 4% in the first quarter of 2012 to $190 million, primarily due to higher sales in the United States and our ROW markets, partially offset by lower sales in Europe.

ProAir™ (albuterol HFA), which we sell only in the United States, is a short-acting beta-agonist (SABA) for the treatment of bronchial spasms linked to asthma or COPD and exercise-induced bronchospasm. ProAir™ sales reached $90 million, a decrease of 11% compared to the first quarter of 2011, due to the renegotiation of our distribution service agreements. As a result, there has been some, and could continue to be some further reduction of sales to these customers as they reduce their inventory levels. ProAir™ maintained its leadership in the SABA market, with an average market share of 51.1% in terms of total number of prescriptions during the period, as compared to 49.5% in the first quarter of 2011.

Qvar® (beclomethasone diproprionate HFA) is an inhaled corticosteroid for long-term control of chronic bronchial asthma. Qvar® global sales reached $63 million, an increase of 15% from the prior year driven by the increased sales in the United States. Qvar® maintained its second-place position in the inhaled corticosteroids category in the United States with an average market share of 24.6% in terms of total number of prescriptions during the first quarter of 2012 compared to 21.6% in the first quarter of 2011.

On March 7, 2012, we received marketing approval in the United States for ProAir™ HFA Dose Counter. Additionally, on March 23, 2012, we received U.S. marketing approval for Qnasl®, the first HFA nasal corticosteroid to be launched in the United States for treatment of both seasonal allergic rhinitis and perennial allergic rhinitis.

Oncology Products

Our branded oncology product line includes certain Cephalon products as well as our biosimilar products indicated mainly for the supportive treatment of oncology patients. Sales of these products reached $208 million in the first quarter of 2012 as compared to $22 million in the comparable quarter of 2011. The increase resulted primarily from the inclusion of Cephalon’s cancer treatments as of the fourth quarter of 2011, the largest of which is Treanda®.

Sales of Treanda® reached $148 million in the first quarter of 2012. During the period, sales of biosimilar oncology pharmaceuticals reached $28 million, up from $22 million in the first quarter of 2011, mainly due to increased sales in Europe.

Women’s Health Products

Our women’s health product line includes our branded women’s health products, but does not include revenues from generic women’s health products which are reported as part of our generic drug sales.

Our global women’s health branded products had revenues of $108 million in the first quarter of 2012, an increase of 5% from $103 million in the comparable quarter of 2011, primarily due to increased sales in Europe and ROW markets that were partly offset by a decline in United States sales. Sales in the United States were affected by generic competition to our oral contraceptive product, Seasonique® beginning in the third quarter of 2011.

All Others

OTC

PGT Healthcare’s in-market sales for the first quarter of 2012 amounted to $316 million. Our sales relating to the joint venture amounted to $196 million, compared to OTC sales of $184 million in the first quarter of 2011, an increase of 7%. In local currency terms, sales grew by 10%.

Other Revenues

Other revenues include sales of third party products for which we act as distributors (mostly in Israel and Hungary), animal health products and medical products, as well as miscellaneous items.

In the first quarter of 2012, our revenues in this category amounted to $215 million, up slightly from $210 million in the first quarter of 2011. The increase resulted from growth in our distribution services in Israel and Hungary, partially offset by loss of sales of our pharmacy chain in Peru, which was sold in February 2011, and foreign exchange fluctuations.

Other Income Statement Line Items

Gross Profit

In the first quarter of 2012, gross profit amounted to $2,609 million, an increase of 19%, or $421 million, compared to the first quarter of 2011. The increase in gross profit was mainly a result of our higher overall revenues, especially of our branded products and generic products in United States and in Japan, partially offset by lower sales of generics in Europe and in Canada and costs related to regulatory actions taken in various manufacturing facilities. The increase in gross profit was partially offset by significantly higher charges related to the amortization of purchased intangible assets primarily of Cephalon (which commenced in part in the fourth quarter of 2011), and to a lesser extent of Taiyo (which commenced in the first quarter of 2012), as well as higher inventory step-up charges related to the Cephalon acquisition.

The charges related to the amortization of purchased intangible assets, which negatively impacted our gross profit, increased from $151 million in the first quarter of 2011 to $402 million in the first quarter of 2012. We expect lower amortization charges in the next quarter mainly related to lower charges related to Provigil® as we amortized in the first quarter of 2012 a significant part of its purchased intangible assets since Provigil® has begun to face generic competition in the United States.

Gross margin decreased from 53.6% in the first quarter of 2011 to 51.1% in the current quarter. This decrease in gross margin of 2.5% primarily reflects higher charges related to the amortization of purchased intangible assets and inventory step-up as well as costs related to regulatory actions taken in various manufacturing facilities (which decreased the gross margin by approximately 5.6 points), higher sales of products with lower gross margins as well as lower sales and gross profit of generic products in Europe and Canada (which decreased the gross margin by approximately 3.1 points). These factors were partially offset by an increase in sales of our higher margin innovative and branded products, mainly the newly acquired Cephalon products Provigil®, Treanda® and Nuvigil® as well as Copaxone® and other products (which increased the gross margin by approximately 5.6 points) as well as an increase in revenues of generic products in the United States, which included more high-margin new launches (which increased the gross margin by approximately 0.6 points).

Research and Development (R&D) Expenses

Net R&D spending for the quarter totaled $292 million, an increase of 22% compared to the first quarter in 2011, driven mainly by the acquisition of Cephalon. As a percentage of sales, R&D spending was 5.7% in the first quarter of 2012, compared to 5.9% in the first quarter of 2011.

The decrease in R&D spending as a percentage of sales was mainly due to timing issues of R&D related expenses and to the ongoing integration of the Teva and Cephalon R&D departments.

Approximately 62% of our R&D expenditures were for our branded products, and the remainder was for generic R&D.

A portion of our R&D activities is conducted through joint ventures, primarily the Teva-Lonza joint venture. Our share in R&D expenses of these joint ventures is reflected in the income statement under “share in losses of associated companies—net.”

Selling and Marketing Expenses

Selling and marketing expenses in the first quarter of 2012 amounted to $928 million, an increase of 12% over the first quarter of 2011. As a percentage of sales, selling and marketing expenses decreased to 18.2% for the first quarter of 2012 from 20.3% in the first quarter of 2011.

The increase in dollar terms was primarily due to the consolidation of Cephalon and Taiyo, as well as the assumption of distribution and marketing responsibility for Copaxone® in Europe, which increased our selling and marketing expenses, partially offset by lower royalty payments made on generic products in the U.S. and changes in currency exchange rates.

In February 2012 we completed the assumption of distribution and marketing responsibility for Copaxone® in Europe from Sanofi. Sanofi is entitled to receive 6% of the in-market sales of Copaxone® in the applicable European countries for a period of two years from our assumption of the distribution and marketing responsibilities. As of March 1, 2012, Sanofi no longer shares any of our Copaxone® selling and marketing expenses.

General and Administrative (G&A) Expenses

G&A expenses were $312 million in the first quarter of 2012, representing 6.1% of sales, as compared to $221 million and 5.4% of sales in the first quarter of 2011. The increase was mainly due to our acquisitions of Cephalon and Taiyo and due to gain from the sale of our Peruvian pharmacy chain recorded in the comparable quarter of 2011, partially offset by lower legal costs and exchange rate differences.

Legal Settlements, Acquisition, Restructuring and Other Expenses and Impairment

Legal settlements, acquisition, restructuring and other expenses and impairment resulted in an expense of $149 million in the first quarter of 2012, as compared to an expense of $29 million in the first quarter of 2011. See note 11 to the condensed consolidated financial statements.

The increase is primarily due to impairment of intangible assets and in process R&D, which increased by $76 million. Impairment is recognized based on triggering events and following an analysis showing a reduction in the value of the assets.

Operating Income

Operating income was $928 million in the first quarter of 2012, compared to $867 million in the first quarter of 2011. As a percentage of sales, operating income was 18.2% compared to 21.3% in the first quarter of 2011.

The increase in operating income was due to factors previously discussed, primarily our higher revenues and gross profit. The increase was partially offset by higher operating expenses (selling and marketing, general and administrative and research and development) due to factors previously discussed as well as higher impairments of long lived assets, legal settlement expenses in the first quarter of 2012 as compared to legal settlement income in the comparable quarter and higher restructuring expenses. Foreign exchange rate fluctuations had a small positive effect, compared to the first quarter of 2011.

The decrease of 3.1% in operating income as a percentage of sales is mainly due to the decrease in gross margin (of 2.5 points) discussed previously as well as higher legal settlements, acquisition, restructuring and other expenses and impairment (of 2.2 points) and higher G&A expenses (of 0.7 points), partially offset by lower selling and marketing (of 2.1 points) and R&D expenses (of 0.2 points).

Financial Expenses

Net financial expenses for the first quarter of 2012 amounted to $70 million, compared to $38 million during the first quarter of 2011. The increase is mainly due to higher interest expenses resulting from the additional debt incurred in connection with the acquisitions of Cephalon and Taiyo.

Tax

The tax benefit for the first quarter of 2012 amounted to $9 million, on pre-tax income of $858 million, compared with an expense of $49 million on pre-tax income of $829 million in the comparable quarter of 2011.

Taxes for this quarter were unusually low due to the release of reserves for uncertain tax positions in several jurisdictions. We expect a higher annual tax rate for 2012 compared to the annual tax rate in 2011, primarily as a result of the Cephalon acquisition and the impact of changing the geographical mix and type of products expected to be sold during 2012 as compared to 2011.

Net Income and Share Count

Net income attributable to Teva for the first quarter of 2012 amounted to $859 million, compared to net income attributable to Teva of $761 million in the first quarter of 2011. This increase was due to the factors previously discussed, primarily our higher operating income and lower taxes, partially offset by higher financial expenses.

Net income attributable to Teva as a percentage of sales was 16.8% in the first quarter of 2012, compared to 18.7% in the first quarter of 2011. Diluted earnings per share were $0.97 for the first quarter of 2012, compared to $0.84 for the first quarter of 2011.

During the quarter, share repurchases totaled approximately 11.9 million shares at an average price of $44.67 per share, for an aggregate purchase price of approximately $533 million, pursuant to the board authorization in December 2011 of a repurchase plan of up to $3 billion. The repurchase program has no time limit and is expected to be completed over a three-year period.

For the first quarter of 2012, the weighted average fully diluted share count was 882 million, as compared to 902 million for the first quarter of 2011, primarily due to share repurchases.

Supplemental Non-GAAP Income Data

The tables below present supplemental data, in U.S. dollar terms, as a percentage of sales and the change by item as a percentage of the amount for the comparable period, which we believe facilitates an understanding of the factors affecting our business.

In these tables, we exclude the items listed below in the respective time periods:

	Three Months Ended March 31,
	2012	2011
	U.S. dollars in millions
Amortization of purchased intangible assets	414	158
Inventory step-up	56	10
Impairment of long-lived assets	87	11
Restructuring, acquisition and other expenses	43	22
Costs related to regulatory actions taken in facilities	38	50
Expense (income) in connection with legal settlements and reserves	19	(4)
Net of corresponding tax benefit	(216)	(72)

The data so presented — after these exclusions — are the results used by management and our board of directors to evaluate our operational performance, to compare against work plans and budgets, and ultimately to evaluate the performance of management. For example, each year we prepare detailed work plans for the next three succeeding fiscal years. These work plans are used to manage the business and are the plans against which management’s performance is measured. All such plans are prepared on a basis comparable to the presentation below, in that none of the plans take into account those elements that are factored out in our non-GAAP presentations. In addition, at quarterly meetings of the Board at which management provides financial updates to the Board, presentations are made comparing the current fiscal quarterly results against: (a) the comparable quarter of the prior year, (b) the immediately preceding fiscal quarter and (c) the work plan. Such presentations are based upon the non-GAAP approach reflected in the table below. Moreover, while there are always qualitative factors and elements of judgment involved in the granting of annual cash bonuses, the principal quantitative element in the determination of such bonuses is performance targets tied to the work plan, and thus tied to the same non-GAAP presentation as is set forth below.

In arriving at our non-GAAP presentation, we have in the past factored out items, and would expect in the future to continue to factor out items, that either have a non-recurring impact on the income statement or which, in the judgment of our management, are items that, either as a result of their nature or size, could, were they not singled out, potentially cause investors to extrapolate future performance from an improper base. While not all inclusive, examples of these items include: legal settlements and reserves, , purchase accounting expense adjustments related to acquisitions, including adjustments for write-offs of R&D in-process, amortization of intangible assets and inventory “step-ups” following acquisitions; changes in the fair value of contingent consideration related to business combination; restructuring expenses related to efforts to rationalize and integrate operations on a global basis; material tax and other awards or settlements—both in terms of amounts paid or amounts received; impairment charges related to intangible and other assets such as intellectual property, product rights or goodwill; the income tax effects of the foregoing types of items when they occur; and costs related to regulatory actions taken at our facilities (such as uncapitalized production costs, consulting expenses or write-offs of inventory related to remediation). Included in restructuring expenses are severance, shut down costs, contract termination costs and other costs that we believe are sufficiently large that their exclusion is important to understanding trends in our financial results.

These data are non-GAAP financial measures and should not be considered replacements for GAAP results. We provide such non-GAAP data because management believes that such data provide useful information to investors. However, investors are cautioned that, unlike financial measures prepared in accordance with GAAP, non-GAAP measures may not be comparable with the calculation of similar measures for other companies. These non-GAAP financial measures are presented solely to permit investors to more fully understand how management assesses our performance. The limitations of using these non-GAAP financial measures as performance measures are that they provide a view of our results of operations without including all events during a period, such as the effects of acquisition, merger-related, restructuring and other charges, and may not provide a comparable view of our performance to other companies in the pharmaceutical industry.

Investors should consider non-GAAP financial measures in addition to, and not as replacements for, or superior to, measures of financial performance prepared in accordance with GAAP.

Supplemental Non-GAAP Income Data

			Percentage of Net Revenues Three Months Ended March 31,		Percentage
	Three Months Ended March 31,
					Change 2012 from 2011
	2012	2011	2012	2011
	U.S. dollars and shares in millions
	(except per share amounts)%			%	%
Net revenue	5,102	4,080	100.0	100.0	25
Gross profit	3,105	2,399	60.9	58.8	29
Operating income	1,585	1,114	31.1	27.3	42
Income before income taxes	1,515	1,076	29.7	26.4	41
Provision for income taxes	207	121	4.1	3.0	71
Net income attributable to Teva	1,300	936	25.5	22.9	39
Earnings per share attributable to Teva - Diluted	1.47	1.04			41
Weighted average number of shares - Diluted	882	902

Reconciliation between reported Net Income attributable to Teva and Earnings per share as reported under US GAAP to Non-GAAP Net Income attributable to Teva and Earnings per share

	Three Months Ended				Three Months Ended
	March 31, 2012				March 31, 2011
	U.S. dollars in millions				U.S. dollars in millions
	(except share and per share amounts)				(except share and per share amounts)
	GAAP	Reconciliation	Various non - GAAP measures	Effect of reconciliation item on non - GAAP diluted EPS	GAAP	Reconciliation	Various non - GAAP measures	Effect of reconciliation item on non - GAAP diluted EPS
Net revenue	5,102	—	5,102	—	4,080	—	4,080	—
Cost of sales	2,493	(496)	1,997	(0.56)	1,892	(211)	1,681	(0.23)

Gross profit	2,609	496	3,105	0.56	2,188	211	2,399	0.23
R&D expenses - net	292	—	292	—	239	—	239	—
Selling and marketing expenses	928	(12)	916	(0.01)	832	(7)	825	(0.01)
G&A expenses	312	—	312	—	221	—	221	—
Legal settlements, acquisition, restructuring and other expenses and impairment	149	(149)	—	(0.17)	29	(29)	—	(0.03)

Operating income	928	657	1,585	0.74	867	247	1,114	0.27
Financial expenses – net	70	—	70	—	38	—	38	—
Provision (benefit) for income taxes	(9)	216	207	0.24	49	72	121	0.07

Net income attributable to Teva	859	441	1,300	0.50	761	175	936	0.20

EPS attributable to Teva:
Basic	0.98	0.50	1.48		0.85	0.19	1.04
Diluted	0.97	0.50	1.47		0.84	0.20	1.04
Weighted average number of shares (in millions):
Basic	880	—	880		897	—	897
Diluted	882	—	882		902	—	902
Effective tax rate	(1%)	15%	14%		6%	5%	11%

Non-GAAP Tax

The provision for non-GAAP taxes for the first three months of 2012 amounted to $207 million of pre-tax non-GAAP income of $1,515 million. The provision for taxes in the comparable period of 2011 was $121 million on pre-tax income of $1,076 million. We expect a slightly higher annual tax rate for 2012 compared to the annual tax rate in 2011, primarily as a result of the effect of the Cephalon acquisition on the geographic mix and type of products expected to be sold during 2012 as compared to 2011.

Critical Accounting Policies

The preparation of our consolidated financial statements in conformity with accounting principles generally accepted in the U.S. requires management to make estimates and assumptions in certain circumstances that affect the amounts reported in the accompanying consolidated financial statements and related footnotes. Actual results may differ from these estimates. To facilitate the understanding of our business activities, certain accounting policies that are important to the presentation of our financial condition and results of operations and that require management’s subjective judgments are described in our Annual Report on Form 20-F for the year ended December 31, 2011. We base our judgments on our experience and various assumptions that we believe to be reasonable under the circumstances. The most significant estimates that we make on an ongoing basis relate to revenue recognition, sales reserves and allowances, income taxes, contingencies, inventories and valuation of intangible assets, marketable securities and long-lived assets, including reassessment of useful lives. Please refer to Note 1 to the Consolidated Financial Statements included in our Annual Report on Form 20-F for the year ended December 31, 2011 for a summary of all significant accounting policies.

Recently Adopted and Issued Accounting Pronouncements

See the Notes to the Condensed Consolidated Financial Statements included in this report.

Impact of Currency Fluctuations and Inflation

Because our results are reported in U.S. dollars, changes in the rates of exchange between the U.S. dollar and the local currencies in the markets in which we operate (primarily the euro, new Israeli shekel, Russian ruble, Japanese yen, Canadian dollar, Hungarian forint and British pound sterling,) affect our results.

When compared with the first quarter of 2011, certain currencies relevant to our operations decreased in value against the U.S. dollar: the euro by 4%, the new Israeli shekel by 4%, the Canadian dollar by 2%, the British pound sterling by 2%, the Russian ruble by 3%, and the Hungarian forint by 12%. These were partially offset by an increase in value of the Japanese yen by 4%. All comparisons are on a quarterly average to quarterly average basis.

As a result, exchange rate movements during the first quarter of 2012 as compared to the first quarter of 2011 negatively affected overall sales by approximately $81 million. We also recorded higher expenses due to these currency fluctuations and, as a result, changes in exchange rates had a negligible impact on our operating income.

Exchange rates also had a significant impact on our balance sheet, as approximately 72% of our net assets, including both non-monetary and monetary assets that were translated from the functional currencies into U.S. dollar, were in non U.S. dollar currencies. When compared with the fourth quarter of 2011, certain changes in currency rates had a positive impact of $0.8 billion on our equity, mainly due to the increase in value against the U.S. dollar of the euro (3%), the Hungarian forint (9%), the Russian ruble (9%), the Polish zloty (10%), and the Czech koruna (6%), partially offset by the decrease in value against the U.S. dollar of the Japanese yen (8%). All comparisons are on the basis of end of quarter rates.

Liquidity and Capital Resources

Total assets amounted to $50.5 billion at March 31, 2012, compared to $50.1 billion at December 31, 2011. The increase is mainly due to higher working capital and fixed assets, as well as higher goodwill, partially offset by a decrease in intangible assets mainly due to adjustments in the estimated fair value of certain acquired intangibles and the impact of foreign currency fluctuations.

Our working capital balance, which includes accounts receivable, inventories and other current assets net of sales, reserves and allowances (“SR&A”), accounts payable and other current liabilities, was $4.6 billion at March 31, 2012, compared to $4.0 billion at December 31, 2011.

Inventory balances at March 31, 2012 amounted to $5.3 billion, compared with $5.0 billion at December 31, 2011. The increase reflects growth in our underlying business and stock increases related to improved supply chain management. At March 31, 2012, inventory days were 189 compared to 168 at December 31, 2011.

Accounts receivable at March 31, 2012, net of SR&A, was $1.5 billion, compared to $1.8 billion at December 31, 2011. Days sales outstanding (receivables) (“DSO”), net of SR&A, remained at 30 days at December 31, 2011 and March 31, 2012. The decrease in accounts receivables was mainly due to lower sales in the quarter.

We are monitoring closely, on an ongoing basis, the accounts receivable balances in countries which, based on our internal assessment, are experiencing significant economic stress, and are taking action to limit our exposure in these countries.

Although we record receivables on a gross basis, and record a large percentage of SR&A as a liability, we have used a net figure for the calculation of DSO in order to facilitate a more meaningful comparison with some of our peers, which record receivables net of these reserves.

Accounts payable and accrual days increased from 83 days at December 31, 2011 to 90 days at March 31, 2012. Accounts payable days are calculated based on the average payables balance of the previous and current quarters, divided by operating expenses, including cost of sales.

Investment in property, plant and equipment in the first quarter of 2012 was approximately $274 million, compared to $234 million in the comparable quarter last year. Depreciation amounted to $104 million in the first quarter of 2012, compared to $108 million in the comparable quarter of 2011.

Cash and cash equivalents, short term and long term investments at March 31, 2012 remained stable at $1.7 billion, of which $550 million were equity securities. Cash generated during this quarter was mainly used for share repurchases.

2012 Debt Movements

In April 2012, Teva issued CHF 450 million 1.5% notes due October 2018. The proceeds of the offering were used to repay a portion of the 1.5% senior notes due in June 2012, which were issued in connection with the ratiopharm acquisition, with the balance to be used for general corporate purposes.

In April 2012, Teva issued senior notes in an aggregate principal amount €1 billion due 2019 bearing interest of 2.875%. The proceeds of this offering were used to repay the $500 million principal balance of our credit facility with HSBC, with the balance used to repay the remainder of the $1 billion principal amount of our 1.5% senior notes due in June 2012 issued in connection with the ratiopharm acquisition.

In March 2012, Teva entered into a ¥100.5 billion senior unsecured fixed rate Japanese yen term loan credit agreement for 5 and 7 years with 0.99% and 1.42% interest rates, respectively. In April 2012, we drew down the entire amount available under the facility and repaid the borrowings used to finance the acquisition of Taiyo.

Any additional proceeds will be used for general corporate purposes.

We hold additional debt which consists of floating-rate bank loans. These borrowings, which are in currencies other than Israeli shekel, are usually linked to the relevant LIBOR plus a spread of 0.2% – 1.5%.

The portion of total debt classified as short term increased from 29% at December 31, 2011 to 30% at March 31, 2012.

Our financial leverage decreased from 39% at December 31, 2011 to 38% at March 31, 2012 resulting from an increase in the shareholders equity.

Shareholders’ Equity, Cash Flow and Commitments

Our shareholders’ equity was $23.2 billion at March 31, 2012 compared to $22.3 billion at December 31, 2011. The increase resulted primarily from net income attributable to Teva of $859 million, as well as $772 million positive translation differences as a result of the weakening of the U.S. dollar relative to most of the major currencies in the end of the first quarter of 2012 compared to December 31, 2011. This was partially offset by $533 million in share repurchases and by $233 million in dividends.

Cash flow generated from operating activities during the first quarter of 2012 amounted to $756 million, compared to $900 million in the first quarter of 2011. Quarterly cash flow was mainly influenced by net income adjustments and an increase in working capital.

Cash flow generated from operating activities in the first quarter of 2012, net of cash used for capital investments and dividends paid, amounted to approximately $414 million, a decrease of $99 million from the first quarter of 2011. The decrease resulted mainly from lower cash flow generated from operating activities and higher capital expenditures, partially offset by proceeds from divestitures of certain assets and a deferral of the tax payment for the dividends declared in the fourth quarter.

In Israel, we are exposed to the risk of appreciation of the NIS against the U.S. dollar. Accordingly, in the first quarter of 2012, we entered into hedge transactions to reduce the exposure resulting from excess costs related to payroll denominated in NIS.

In Europe, a significant portion of our profits may be at risk if the euro depreciates. In the first quarter of 2012, we entered into hedge transactions to protect our European subsidiaries from potential exposure resulting from the strengthening of the U.S. dollar against the euro.

In addition to financing obligations under short-term debt and long-term senior notes and loans, debentures and convertible debentures, our major contractual obligations and commercial commitments include leases, royalty payments and participation in joint ventures associated with research and development activities.

We are committed to pay royalties to owners of know-how, partners in alliances and certain other arrangements and to parties that financed research and development, at a wide range of rates as a percentage of sales of certain products, as defined in the agreements. In some cases, the royalty period is not defined; in other cases, royalties will be paid over various periods not exceeding 20 years, commencing on the date of the first royalty payment.

In connection with certain development, supply and marketing, and research and collaboration or services agreements, we are required to indemnify, in unspecified amounts, the parties to such agreements against third-party claims relating to (1) infringement or violation of intellectual properly or other rights of such third party; or (2) damages to users of the related products. Except as described in our financial statements we are not aware of any material pending action that may result in the counterparties to these agreements claiming such indemnification.

Certain of our loan agreements and debentures contain restrictive covenants, mainly the requirement to maintain certain financial ratios. We are currently in compliance with all applicable financial ratios.

Our principal sources of short-term liquidity are our existing cash investments, liquid securities, and available credit facilities, primarily our recent $2.5 billion syndicated revolving line of credit, as well as internally generated funds, which we believe are sufficient to meet our on-going operating needs. Our cash in hand is generally invested in bank deposits as well as liquid securities that bear fixed and floating rates.

RISK FACTORS

Except as set forth below, there are no material changes to the risk factors previously disclosed in our Annual Report on Form 20-F for the year ended December 31, 2011.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Reference is made to “Quantitative and Qualitative Disclosures About Market Risk” (Item 11) in our Annual Report on Form 20-F for the year ended December 31, 2011.

LEGAL PROCEEDINGS

We are subject to various litigation and other legal proceedings. For a discussion of certain of these matters that we deem to be material to Teva, see “Contingencies,” Note 13 to the consolidated financial statements included in this report.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED
(Registrant)

Date: May 9, 2012	By:	/S/ EYAL DESHEH
	Name:	Eyal Desheh
	Title:	Chief Financial Officer